UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)

OMRIX BIOPHARMACEUTICALS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox and Randall Doud
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Omrix Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 1120 Avenue of Americas, New York, New York 10036. The telephone number for the Company’s principal executive offices is (212) 887-6500.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.01 per Share (the “Shares”). As of November 20, 2008, there were 17,130,332 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

This Statement relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $25.00 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 23, 2008, by and among the Company, Parent and Purchaser. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist, and (ii) Shares owned by Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $25.00 per Share (or any other per Share price paid in the Offer) net in cash without interest, less any required withholding taxes (the “Merger Consideration”).

The Offer to Purchase states that the principal executive offices of Parent and Purchaser is located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933 and the telephone number at such principal executive offices is (732) 524-0400.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3, Item 4 below or Annex B attached hereto or as incorporated by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

Information Statement.  Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.  Certain members of management and the Board of Directors of the Company (the “Company Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company under certain severance and other benefits, agreements or arrangements.

Board of Director Fees.  The Compensation Committee of the Company Board has determined to pay to each director on or around December 1, 2008, those retainer and meeting fees that the director would have been paid in the normal course of business through December 31, 2008. The amount to be paid to each director pursuant to this arrangement is as follows: Larry Ellberger, $31,667; Bernard Horowitz, $15,625; Pamela McNamara, $15,625; Kevin Rakin, $17,708; Philippe Romagnoli, $10,000; and Steven St. Peter, $13,333.

Compensation Arrangements with Executive Officers.  The Company previously entered into employment agreements which provide for severance pay and benefits in the event of certain terminations following a “change in control” (which is defined in such agreements to include the consummation of the Offer) with each of the following five executive officers: Robert Taub, the Chief Executive Officer, Nissim Mashiach, the President and Chief Operating Officer, Marc Droppert, the Executive Vice President, Corporate Affairs Officer, Asaf Alperovitz, the Chief Financial Officer, and Nanci Prado, the Vice President and General Counsel. Each of these agreements provides for severance pay and benefits in the event the executive is terminated by the Company without “cause” or by the executive for “good reason” (such terms as defined in the applicable employment agreement).

The Company and Parent have entered into letter agreements, to be effective as of the Effective Time, with each of Messrs. Taub and Mashiach, which amend their employment agreements with the Company. The following descriptions of Mr. Taub’s and Mr. Mashiach’s arrangements reflect these amendments.

Robert Taub

Mr. Taub has entered into a letter agreement with Parent and the Company, which provides that his employment will terminate at the Effective Time. Mr. Taub’s employment agreement will also terminate at the Effective Time, except as described below. In consideration for the execution and non-revocation of a release in favor of the Company, Mr. Taub will be entitled to a lump sum cash payment equal to a pro rata portion of the annual bonus awarded to Mr. Taub in respect of the previous year, plus two years’ salary. In addition, Mr. Taub will receive health insurance coverage for one year from his current health insurance company, provided that the premium for the coverage is not materially greater than the premium he paid in 2008. In connection with termination of his employment, the Company will also deliver to Mr. Taub a release in his favor, as provided in his current employment agreement. Mr. Taub will continue to be subject to the Employee Confidentiality, Inventions, Non-Solicitation and Non-Competition Agreement with the Company, dated as of

January 13, 2005, and will continue to be subject to the non-competition and non-solicitation provisions of his current employment agreement for three years following termination of employment (rather than one year as provided in Mr. Taub’s current employment agreement with the Company). The Company has agreed to reimburse Mr. Taub for attorney’s fees incurred by Mr. Taub in the negotiation and execution of the letter agreement with Parent, up to a maximum of $5,000.

On November 23, 2008, the Company granted to Mr. Taub 40,000 restricted Shares, which are subject to forfeiture if the Merger Agreement is terminated prior to completion of the Merger. These shares will vest in full upon completion of the Merger, and will be treated like other Shares in the Merger. Mr. Taub is entitled to a gross-up payment in the event that any payment or benefit provided to him is subject to excise tax under the “golden parachute” rules under the Internal Revenue Code. Payment of severance benefits to Mr. Taub will be delayed by six months to the extent necessary to comply with Section 409A of the Code. The total cash severance and gross-up payment to be paid to Mr. Taub is estimated at approximately $2,107,000, of which approximately $903,000 is a gross-up payment.

Nissim Mashiach

Mr. Mashiach has entered into a letter agreement with Parent and the Company that modifies his employment agreement with the Company. Pursuant to the letter agreement, those provisions in Mr. Mashiach’s current employment agreement concerning his position, work location, compensation, business expenses, benefits, and payments if he is terminated without cause following a change in control or if he resigns within one year after a change in control following a material change in his employment, will no longer apply, and he will participate in Parent plans and programs covering employees with his duties and responsibilities. Mr. Mashiach will be eligible for a retention payment on the first anniversary of completion of the Merger equal to $375,000 if he continues to be an active full-time employee of the Company on such date. Payment of this amount is in lieu of any severance or separation benefits. If Mr. Mashiach’s employment is terminated by the Company without “cause” (as defined in his current employment agreement) or by Mr. Mashiach for the reasons specified below during the one year period following completion of the Merger, he will be entitled to the reimbursement of expenses as currently provided under his employment agreement with respect to his relocation from New York to Israel.

If during the one year period following completion of the Merger Mr. Mashiach’s employment is terminated without cause or he resigns because (i) he is assigned duties or responsibilities inconsistent with his professional skills and experience as of completion of the Merger or (ii) his base salary is materially reduced, he will be entitled to the severance compensation and benefits otherwise payable under his employment agreement for terminations without cause within a year following completion of the Merger except for the acceleration of outstanding equity awards. Payment of this amount will be in lieu of the retention amount described above and severance or separation benefits under his employment agreement or under any other benefit plan or program.

Payments under Mr. Mashiach’s letter agreement will be made only following the effective date of a release, the form of which will be determined by Parent in its discretion. The Company has agreed that it will not terminate Mr. Mashiach prior to Closing other than for cause, and Mr. Mashiach has agreed that he will not terminate his employment with the Company prior to completion of the Merger. Payments and benefits will be provided in a manner compliant with Section 409A of the Internal Revenue Code, resulting in a six-month delay in the payment of severance to the extent required to comply with Section 409A. The Company has agreed to pay any attorney’s fees incurred by Mr. Mashiach in connection with the negotiation and execution of the letter agreement, up to a maximum of $5,000.

Under the letter agreement, no equity-based awards granted to Mr. Mashiach on or after completion of the Merger will be subject to accelerated vesting upon a qualifying termination of employment. Mr. Mashiach will continue to be bound by the restrictive covenants set forth in his current employment agreement and by his Confidentiality and Invention Assignment Agreement.

If Mr. Mashiach’s employment were to be terminated immediately following completion of the Merger under circumstances entitling him to the severance payments described above, he would be entitled to cash severance pay equaling approximately $375,000.

The Company understands that Parent and Mr. Mashiach discussed the terms and conditions, and prospective compensation levels, of Mr. Mashiach following the completion of the Merger. In particular, the parties discussed his rate of base salary and target levels of annual bonuses, including the potential structure of such annual bonuses to create retention incentives. The parties also discussed potential grants of equity-based compensation (such as stock options and restricted stock units) to Mr. Mashiach following the Merger. In addition, Parent and Mr. Mashiach reviewed the potential values of such compensation arrangements based on varying sets of assumptions. The Company understands that, notwithstanding these discussions, no definitive agreements have been made between Parent and Mr. Mashiach and they do not intend to agree on such terms until after the completion of the Merger.

Marc Droppert

Mr. Droppert has entered into an employment agreement with the Company which provides that in the event his employment is terminated by the Company (or a successor) without “cause” on or following a “change in control” (each term as defined in the employment agreement), he will be entitled to all compensation and benefits to which he would have been entitled through March 31, 2010. Completion of the Offer will constitute a change in control for purposes of this agreement. Mr. Droppert is subject to non-competition and non-solicitation covenants following termination of employment pursuant to the Company’s standard form of confidentiality, non-competition and non-solicitation agreement, and is subject to a one-year post-termination non-competition covenant under his employment agreement. If Mr. Droppert’s employment were to be terminated under circumstances entitling him to the severance payments described above, he would be entitled to cash severance pay equaling approximately $550,000.

Asaf Alperovitz

Mr. Alperovitz has entered into an employment agreement with the Company which provides that it will continue until either party gives 150 days’ notice. In addition, if Mr. Alperovitz’s employment is terminated by the Company (or its successor) without “cause” on or following a change in control, he is entitled to receive continuation of his then-current annual salary for three months, payable in one lump sum no later than 30 days following such termination date. In consideration for these and other benefits, Mr. Alperovitz has covenanted that for one year following such termination he will be subject to certain restrictions on competition, and will be required to maintain the confidentiality of certain information. If Mr. Alperovitz’s employment agreement were terminated immediately following the merger under circumstances entitling him to the severance payments described above, he would be entitled to cash notice and severance pay equaling approximately $91,000.

Nanci Prado

Ms. Prado has entered into an employment agreement with the Company which provides that in the event her employment is terminated either by the Company without “cause” or by Ms. Prado for “good reason” on or following a “change in control” (each term as defined in the employment agreement), she will be entitled to a lump sum cash payment equal to six months’ base salary. Completion of the offer will constitute a change in control for purposes of this agreement. Ms. Prado is subject to non-competition and non-solicitation covenants following termination of employment pursuant to the Company’s standard form of confidentiality, non-competition and non-solicitation agreement, and is subject to a one-year post-termination non-competition covenant under her employment agreement. If Ms. Prado’s employment were to be terminated under circumstances entitling her to the severance payments described above, she would be entitled to cash severance pay equaling approximately $110,000.

The Compensation Committee awarded Ms. Prado a one-time cash bonus of $15,000, which will be paid upon completion of the Merger, in respect of her extra efforts in connection with negotiation of the Merger Agreement.

The description of the employment agreements entered into by and between the Company and each of the officers is qualified in its entirety by reference to (i) the Letter Agreement, dated November 21, 2008, by and among the Company, Parent and Mr. Taub, (ii) the Employment Agreement, dated March 20, 2006, by and between the Company and Mr. Taub, (iii) the Letter Agreement, dated November 20, 2008, by and among the Company, Parent and Mr. Mashiach, (iv) the Employment Agreement, dated January 1, 2008, by and between the Company and Mr. Mashiach, (v) the Employment Agreement, dated October 20, 2008, by and between the Company and Mr. Droppert, (vi) the Employment Agreement, dated November 6, 2008 by and between the Company and Mr. Alperovitz, and (vii) the Employment Agreement, dated August 28, 2006, by and between the Company and Ms. Prado, each of which is filed hereto as Exhibits (e)(2)(A), (e)(2)(B), (e)(2)(C), (e)(2)(D), (e)(2)(E), (e)(2)(F) and (e)(2)(G), respectively, and are incorporated by reference herein.

Treatment of Equity Under the Merger Agreement.  Under the Merger Agreement, all stock options held by the Company’s executive officers and directors will be cancelled and the holders will be entitled to a cash payment equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option, multiplied by (ii) the number of Shares covered by such stock option, with the understanding that no consideration shall be paid in respect of stock options with an exercise price per Share in excess of the Merger Consideration.

Under the Merger Agreement, all awards of restricted stock held by the Company’s executive officers and directors will be immediately vested at the Effective Time, and each such award will be treated in the same manner as other Shares under the Merger Agreement.

The following table sets forth information concerning the stock options and restricted stock awards held by the Company’s executive officers and directors as of November 24, 2008. The value of such awards has been calculated using a per Share value of $25.00.

		Number of			Number of
	Number of	Shares	Value of		Shares
	Shares	Subject to	Options		Subject to
	Subject to	Unvested	Vesting At	Total Value	Restricted	Value of
Name of Director/	Vested Stock	Stock Options	Completion of	of All	Stock Awards	Restricted
Executive Officer	Options (#)	(#)	the Merger ($)	Stock Options ($)	(#)	Stock Awards ($)

Larry Ellberger	10,500	35,500	120,930	192,210	5,000	125,000
Bernard Horowitz	10,487	35,955	184,940	261,003	4,000	100,000
Pamela McNamara	—	20,000	196,800	196,800	2,000	50,000
Kevin Rakin	7,750	33,250	33,100	33,100	4,000	100,000
Philippe Romagnoli	44,114	33,250	33,100	842,199	4,000	100,000
Steven St. Peter	7,750	29,125	85,611	120,619	4,000	100,000
Robert Taub	20,000	45,000	82,750	82,750	40,000	1,000,000
Nissim Mashiach	56,370	104,092	102,263	1,145,234	32,500	812,500
Marc Droppert	15,000	45,000	—	—	—	—
Asaf Alperovitz	—	60,000	705,000	705,000	—	—
Nanci Prado	9,000	18,000	156,060	234,090	—	—

Merger Agreement Covenants.  The Merger Agreement provides that for one year following completion of the Merger, the Company’s U.S. employees who continue to be employed will be paid base salary or wages that are no less favorable than those provided immediately prior to the Effective Time. Each such employee will be provided with service credit for (i) for purposes of vesting (but not benefit accrual) under Parent’s defined benefit pension plan, (ii) for purposes of vesting under Parent’s 401(k) plan, (iii) for purposes of eligibility for vacation under Parent’s vacation program, (iv) for purposes of eligibility and participation under any health or welfare plan maintained by Parent (other than any post-employment health or post-employment welfare plan) and (v) unless covered under another arrangement with or of the Company, for benefit accrual purposes under Parent’s severance plan (in each case to the extent that Parent makes such plan or program available to such employee and not in any case where credit would result in duplication of benefits), but not for purposes of any other Parent employee benefit plan.

The Merger Agreement also provides that the Company is permitted to pay annual bonuses in respect of 2008 immediately prior to the Effective Time, rather than in the ordinary course following the end of 2008. The Company’s executive officers will be paid the following approximate amounts pursuant to this program: Mr. Taub, $294,000; Mr. Mashiach, $169,688; Mr. Droppert, $126,000; Mr. Alperovitz; $19,000; and Ms. Prado, $61,750.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.  The Merger Agreement provides that Parent agrees that any rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of Company or any of its subsidiaries (“Indemnified Parties”) as provided in the Company’s certificate of incorporation, bylaws or any indemnification agreement between an Indemnified Party and the Company or any of its subsidiaries (in each case, as in effect on the date of the Merger Agreement or as amended or entered prior to the closing of the Merger with the consent of Parent), will survive the Merger and will continue in full force and effect in accordance with their terms.

Parent has agreed pursuant to the Merger Agreement that it will purchase a six year “tail” directors’ and officers’ liability insurance policy for the Company’s directors and officers covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement, that provides such directors and officers with coverage in respect of acts or omissions occurring at or prior to the Effective Time on terms no less favorable than the coverage provided under the Company’s directors’ and officers’ liability insurance policy as in effect on the date of the Merger Agreement. However, the aggregate cost of this “tail” policy will not exceed $1,040,000. In the event such a policy cannot be obtained for that amount or less in the aggregate, Parent shall be obligated to obtain as much coverage for not less than six years from the Effective Time as may be obtained for such $1,040,000 aggregate amount

Parent has agreed pursuant to the Merger Agreement that in the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or Merger or (ii) transfers or conveys a majority of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns assume the obligations set forth in these provisions of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement.  Mr. Taub and two entities that are controlled by him (TINV SA and MINV SA) entered into the Tender and Support Agreement with Parent and Purchaser under which they, among other things, (i) agreed to tender all of their Subject Shares (as defined below) pursuant to the Offer, (ii) agreed to vote the Subject Shares in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (and in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement) and against any other agreement or arrangement related to any Acquisition Proposal (as defined in the Merger Agreement) and any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, (iii) agreed not to exercise any appraisal rights in respect to the Subject Shares which may arise in connection with the Merger, and (iv) agreed not to transfer their Shares other than as permitted by the Tender & Support Agreement. The “Subject Shares” are all Shares beneficially owned by Mr. Taub and such entities apart from Shares issuable upon exercise of options and restricted Shares but only to the extent such Shares remain unvested, unexercised or restricted. The Tender and Support Agreement would terminate in the event that the Merger Agreement were to be terminated in accordance with its terms and Mr. Taub and such entities would no longer be obligated to tender their Shares if the Offer Price were to be reduced.

The summary of the Tender and Support Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto.

(b) Arrangements with Parent and Purchaser.

In connection with the transactions contemplated by the Merger, the Company, Parent and Purchaser entered into the Merger Agreement and the Company and Parent entered into a Non-Disclosure Agreement dated August 1, 2008 (the “Non-Disclosure Agreement”).

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement.

As a condition to being furnished Confidential Information (as defined in the Non-Disclosure Agreement), Parent has agreed, among other things, that it will keep such Confidential Information confidential and will use it solely for the purpose of evaluating a potential business relationship between the parties or a strategic transaction involving the parties. Under the Nondisclosure Agreement, “Confidential Information” shall not include information which, to the extent that the recipient of information can establish by competent proof (a) at the time of disclosure, is in the public domain, (b) after disclosure, becomes part of the public domain by publication or otherwise, except by breach of the Non-Disclosure Agreement by the recipient, (c) was in the recipient’s possession in documentary form at the time of disclosure by the Company, (d) the recipient received from a third party who had the lawful right to disclose the Confidential Information and who did not obtain the Confidential Information under an obligation of confidentiality, or (e) is independently developed by the recipient independent of any disclosure of confidential information under the Non-Disclosure Agreement.

During such time as Confidential Information is being disclosed pursuant to the Nondisclosure Agreement and the parties are conducting discussions or negotiations in contemplation or furtherance of a business relationship, and for a period of 18 months thereafter, neither the recipient nor any of its affiliates shall, without the prior written consent of the Company, directly or indirectly, (a) sell or contract to sell any of the Company’s securities held by the recipient or any of its affiliates or purchase any of the Company’s securities and (b) grant any third party any option, right or warrant to purchase any of the Company’s securities held by the recipient or any of its affiliates, in any such case whether any such transaction above is to be settled by delivery of the Company’s securities, in cash or otherwise.

The agreement shall continue in full force and effect until terminated by either party as provided therein and may be terminated by either party at any time upon three business days’ written notice to the other party. The agreement provides that the termination of the agreement shall not relieve the recipient of the obligations imposed by the agreement with respect to Confidential Information disclosed prior to the effective date of such termination.

The foregoing summary is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Other Agreements between the Company and Parent.  In September 2003, the Company entered into a development agreement and a distribution and supply agreement with Ethicon, Inc., a subsidiary of Parent. In July 2004, these agreements were amended to redefine some of the regulatory milestones that had not been completed to date and to expand the territory in which Ethicon is permitted to exclusively sell certain of the Company’s products (as further discussed below) to include the U.S. and Canada.

Development Agreement

The development agreement requires the Company and Ethicon to use commercially reasonable efforts to develop Evicel, Evithrom, the Fibrin Patch and flowable thrombin in accordance with a development plan approved by the Company and Ethicon.

Ethicon is responsible for all of the Company’s reasonable development costs, including costs related to clinical trials and regulatory filing fees, as well as half of the Company’s personnel compensation costs, incurred by the Company in connection with the development of the products under the agreement. Ethicon is also responsible for the purchase of capital equipment reasonably necessary to conduct development under the agreement. If the Company decides to use any equipment subsequent to the completion of such development, the Company may purchase such equipment at fair market value.

Ethicon is obligated to make milestone payments to the Company upon the earlier of the first commercial sale of a product developed under the agreement or 45 days after obtaining U.S. or EU marketing clearance of each such product. Total upfront and milestone payments under the agreement are approximately $5.7 million in the aggregate, of which $4.0 million have been earned as of December 31, 2007. The Company has agreed not to commercialize, without allowing Ethicon the opportunity to participate in, any improvement to either Crosseal/Quixil or Evicel in the U.S. or Canada.

The Company and Ethicon granted each other royalty-free, non-exclusive cross licenses to use the other party’s intellectual property rights necessary for the development work contemplated under the agreement. Intellectual property arising from the performance of each of the Company’s and Ethicon’s obligations under the agreement is owned by the party that developed the intellectual property, and intellectual property developed related to the Company’s products belongs to the Company and any intellectual property related to Ethicon’s products remains theirs. Intellectual property that is developed jointly is owned jointly. However, intellectual property related to the process of integration of the Company’s products with the substrate to be included in the Fibrin Patch or any improvement to the Fibrin Patch or flowable thrombin is owned jointly. There is no obligation under the agreement to account for or to obtain consent from the Company or Ethicon in order to exploit the jointly owned intellectual property.

Under this agreement, Ethicon is responsible for filing and prosecuting patents for jointly developed intellectual property related to the Fibrin Patch and the flowable thrombin, and the Company is responsible for filing and prosecuting patents for jointly developed intellectual property related to Evicel, BAC II, thrombin and the process for making the Fibrin Patch and the flowable thrombin. Additionally, all regulatory filings for products developed under the agreement are owned by the Company, except that the regulatory filings for the flowable thrombin are owned by Ethicon.

The initial term of the agreement is until September 2013, but is subject to earlier termination upon the termination of the distribution and supply agreement, or the later of achievement of and payment for all milestones and completion of any agreed-upon improvements to products being developed under the agreement. Additionally, the agreement may be terminated by either party for material breach by, or upon the occurrence of a bankruptcy event in relation to, the other party.

Distribution and Supply Agreement

Under the distribution and supply agreement, the Company granted to Ethicon the exclusive right, in certain territories, to market, sell and distribute Crosseal/Quixil and other fibrin sealant and hemostasis products that are being developed under the development agreement in professional medical settings for hemostasis and sealing indications (excluding dentistry applications). Ethicon has agreed that the Company will be its exclusive supplier of human plasma-derived hemostats and sealants for these indications. The territories covered by this agreement are the U.S. and Canada and all their territories and possessions, the EU, Norway, Iceland, Liechtenstein and Switzerland, excluding, in the case of Quixil, Portugal. Ethicon has a right of first refusal with respect to any new territories into which the Company may expand, and may expand into new territories upon written notice to the Company of its intention to do so, in each case subject to its obligation to pay for the necessary costs of obtaining marketing approval in such territories.

In consideration of this exclusive arrangement, Ethicon paid the Company exclusivity fees, and upon reaching certain milestones, the Company may receive further payments. Ethicon is obligated to pay the Company consideration based on the quantity of Crosseal/Quixil, Evicel, thrombin stand-alone and flowable thrombin that it purchases from the Company in each quarter. The transfer price paid to the Company for the products purchased in a quarter is calculated based on the average price at which products are sold by Ethicon in that quarter multiplied by a percentage that is fixed for each specific product in the relevant year. The transfer price is adjusted depending on the dollar amount and the Company’s scheduled percentage of Ethicon’s net sales during the quarter, subject to specified minimum and maximum transfer price amounts. The minimum transfer price is also subject to periodic readjustments designed to preserve the Company’s gross profit margin for the particular product in the event of regulatory changes that cause an increase in the unit costs of the Company’s cost variables or in the Company’s manufacturing costs for that product. These prices are also subject to readjustment upon extraordinary increases in the Company’s raw materials or supply costs. In each event, the extent of any price increase is to be agreed upon between the parties.

The agreement provides for Ethicon to purchase minimum quantities of the Company’s Crosseal/Quixil, Evicel and thrombin stand-alone. The minimum purchase amounts are generally based on a percentage of the previous year’s sales of the relevant product by Ethicon. In the event that Ethicon’s sales of these products fall by a specified percentage over two consecutive years, then the Company will have the right to terminate the agreement with respect to such products. If the Company fails to supply a specified minimum percentage of the binding orders placed by Ethicon for the Company’s products within a specific time period, the Company will be obligated to pay to Ethicon a liquidated damages penalty.

The Company is also obligated to supply Ethicon with certain specified additional devices and product components on a non-exclusive basis. The Company’s obligation to supply these devices and components relates to the same territory as in which any primary product with which the device or component will be used or sold. The agreement also requires Ethicon to provide certain materials for use in connection with the Company’s fibrin sealant in some of the products the Company is developing under the agreement.

The Company is required to use commercially reasonable efforts to obtain and maintain the necessary regulatory approval to market and sell each product in accordance with the agreement, subject to Ethicon’s obligations to pay development and certain labor costs and expenses. However, Ethicon is obligated to use commercially reasonable efforts to conduct, at its expense, the peripheral vascular surgery study for Quixil in the United Kingdom and additional studies for an indication in addition to the current liver surgery indication for Crosseal at up to three sites in the U.S.

Ethicon is obligated to make certain milestone payments to the Company (i) if the Company receives FDA approval for the commercial distribution of Crosseal in the U.S. for an indication in addition to liver surgery prior to the end of fiscal year 2007, and (ii) if Ethicon achieves specified sales volume of Quixil in 2006 or 2007; and (iii) if Ethhicon achieves specified sales volume of Crosseal/Quixil and Evicel in 2008, 2009 or 2010. Total upfront and milestones payments under the agreement are approximately $13.2 million in the aggregate, of which the Company had earned approximately $12.2 million as of December 31, 2007.

The initial term of the agreement is until September 2013. Ethicon, at its option, may renew the agreement for an unlimited number of additional three-year periods, exercisable upon at least 90 days’ written notice prior to the date of termination of the then current term. Ethicon may terminate the agreement at will at any time after March 23.

Horowitz Consulting Arrangement.

Bernard Horowitz, Ph.D., a member of the Company Board, served as a consultant to Parent during 2007 and 2008. During his engagement, he was paid approximately $60,000 in the aggregate for his services in connection with developing and delivering a pathogen safety message with respect to fibrin sealants and thrombin.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Company Board, during a meeting held on November 23, 2008, by unanimous vote determined that the Offer and the Merger are in the best interests of the Company and its stockholders and are advisable and fair to the Company’s stockholders and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

Accordingly, the Company Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the Merger.

(b) Background and Reasons for the Company Board’s Recommendation

Background of the Offer and Merger.

Prior to their discussions with respect to the Offer and the Merger as described below, Parent and the Company, in the context of their operating relationship, have from time to time had general preliminary discussions regarding the possibility of an acquisition of the Company by Parent.

During a June 13, 2008 telephonic Company Board meeting, Mr. Taub informed the Company Board that he had been approached by a group of investors (the “Investor Group”) with a verbal proposal for making an acquisition of the Company. During this meeting, representatives from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) gave a presentation to the Company Board on its fiduciary duties in connection with a potential transaction. In addition, the Company Board appointed a special committee of independent directors (the “Special Committee”), made up of Messrs. Larry Ellberger, Chairman of the Special Committee, Steven St. Peter, M.D. and Kevin Rakin, to review and evaluate any proposal made by the Investor Group or any other parties for an acquisition, or other business combination with, the Company.

Later that day, the Special Committee met telephonically to discuss the Investor Group’s request for certain information regarding the Company in connection with a possible acquisition proposal. After extensive discussion, the committee members authorized a representative of the Company to advise the Investor Group that the Company was not prepared to share non-public information until it determined if and how it wished to proceed. During this meeting, the Special Committee members also discussed the possibility of approaching Parent about a possible business combination with Parent. The Special Committee also retained Skadden as the Special Committee’s legal advisor.

On June 17, 2008, the Special Committee selected UBS Securities LLC (“UBS”) as the Company’s financial advisor and reviewed, together with the Company’s management and representatives of the Company’s legal and financial advisors, the Company’s response to the Investor Group. During this meeting, the Special Committee authorized the Company’s financial advisor to inform the Investor Group that the Company was not prepared to share non-public information of the Company until such time as the Company were to commence a sale process.

On June 25, 2008, the Company received a non-binding preliminary proposal from the Investor Group, in which the Investor Group indicated its interest in pursuing an acquisition of all or a controlling interest of the Shares at a target range cash price of $21.00 to $25.00 per Share. The Investor Group also indicated that it intended to invite Mr. Taub to participate in the transaction.

On June 26, 2008, the Special Committee met telephonically, together with representatives of the Company’s legal and financial advisors, to discuss the proposal, during which representatives of Skadden provided an overview of the Company Board’s fiduciary duties in connection with the proposal. After discussion, the Special Committee determined that a review of the prospects of the Company on a stand-alone basis was important to enable the Special Committee to formulate a view regarding the Investor Group’s proposal. The Special Committee then authorized the Company’s financial advisor to inform the Investor Group that its proposal was under consideration.

On July 9, 2008, the Special Committee met, together with the Company’s management and the Company’s representatives of legal and financial advisors, to discuss the prospects of the Company on a stand-alone basis. The Special Committee also authorized the Company’s financial advisor to contact Parent to determine its potential interest in pursuing an acquisition of the Company.

On July 23, 2008, the Company Board met, together with the Company’s management and the representatives of the Company’s legal and financial advisors, and received an update from the Special Committee regarding its activities to date. Representatives of the Company’s financial advisor provided the Company Board with an update on discussions with the Investor Group. In addition, the Board was informed that, in accordance with the Special Committee’s directives, Parent also had been contacted to determine its current level of interest in a potential transaction and that Parent had expressed interest, had provided a preliminary due diligence list and was reviewing the Company’s proposed nondisclosure agreement.

On July 30, 2008, at the invitation of the Special Committee, Mr. Taub participated in a telephonic meeting of the Special Committee, together with representatives of the Company’s legal and financial advisors, during which he advised the Special Committee of his decision not to become a party to the bid of the Investor Group for the Company. Mr. Taub indicated that, despite this decision, the Investor Group had decided to proceed with its bid without him. The Special Committee was then updated on the status of negotiations of Parent’s nondisclosure agreement. At this meeting, the Special Committee authorized the Company’s financial advisor to begin contacting a broad group of other potential bidders regarding a possible transaction with the Company.

During the first half of August 2008, an agreed upon set of ten potential bidders, in addition to Parent and the Investor Group, were contacted regarding a potential transaction with the Company.

On August 1, 2008, the Company and Parent executed the Non-Disclosure Agreement, and Parent commenced its due diligence review of the Company.

On August 13, 2008, representatives of Parent and of the Company met to discuss the terms of a potential acquisition by Parent of the Company. Representatives of the Company conducted a management presentation.

On August 15, 2008, during a telephonic meeting of the Special Committee, representatives of the Company’s financial advisor provided the committee members with an update on the status of discussions with potential bidders regarding a possible transaction with the Company. The Special Committee was informed that of the ten companies that had been approached, five had declined to express interest and five had yet to respond. Other than as noted below, none of these parties signed non-disclosure agreements. The Special Committee was further informed that indications of interest were due on August 26, 2008. The Company’s financial advisor continued to work with the other parties contacted and assess if any would be interested in participating in a potential transaction with the Company.

On August 22, 2008, one other potential bidder, (the “Other Potential Bidder”) that the Company’s financial advisor had contacted signed a non-disclosure agreement. The Company’s financial advisor sent the Other Potential Bidder some selected due diligence information and informed it that it was expected to submit an indicative proposal by no later than September 12, 2008. Over the next weeks, the Company’s financial advisor worked with the Other Potential Bidder in providing them additional due diligence information and access to the Company’s management team. During the period, the Company held telephonic due diligence meetings with the Other Potential Bidder.

On August 26, 2008, Parent submitted a non-binding, preliminary proposal letter offering to purchase the Company for $25.00 per Share. The letter also outlined certain significant terms and conditions under which Parent would be prepared to acquire the Company. After such submission, Parent continued its due diligence of the Company.

Also on August 26, 2008, at a telephonic meeting of the Company Board with the Company’s management and representatives of the Company’s financial advisor, the Board was provided with an update regarding the Special Committee’s activities.

On August 27, 2008, at a telephonic meeting of the Special Committee with Mr. Taub and representatives of the Company’s legal and financial advisors, the Special Committee was briefed on the non-binding, preliminary proposal letter received from Parent on August 26, 2008 and on other discussions with Parent and the Investor Group. After extensive deliberation, the Special Committee instructed the Company’s financial advisor to convey to Parent that the proposal it submitted was below what would be acceptable to the Company Board.

Between August 26, 2008 and September 8, 2008, representatives of Parent and of the Company participated in several discussions concerning Parent’s non-binding preliminary proposal of August 26, 2008.

On September 8, 2008, Parent submitted a revised non-binding preliminary proposal to purchase the Company for $29.00 in cash per Share and outlining certain significant terms and conditions under which Parent would be prepared to acquire the Company.

During a September 9, 2008 telephonic meeting of the Special Committee also attended by a representative of Skadden, Mr. Taub and the Company’s financial advisor discussed with the Special Committee Parent’s revised non-binding preliminary proposal and provided an update on discussions held with another party. After extensive deliberation, the Special Committee decided to allow Parent to continue in a sale process.

On September 12, 2008, the Other Potential Bidder informed the Company’s financial advisor, via telephone, that it would not be submitting an indicative offer for the Company and was withdrawing from the process. The Other Potential Bidder subsequently returned due diligence information provided to them. No other bids were received from the other potential bidders contacted by the Company’s financial advisor regarding a potential transaction with the Company or from the Investor Group.

By a letter dated September 17, 2008, Parent was invited to participate in a second round of the sale process, and was asked to submit a final binding written offer by October 15, 2008.

On September 18, 2008, the Company Board met and received an update from the Special Committee on its activities.

On September 23, 2008, representatives of Parent attended a management presentation conducted by the Company.

During a telephonic meeting on September 29, 2008, the Special Committee received an update on the process and the due diligence that was being conducted by Parent. In addition, representatives from Skadden provided the Special Committee with an overview of a draft merger agreement that it prepared on behalf of the Company and the timing of the proposed process. After this discussion, the Special Committee decided that this draft merger agreement should be provided to Parent. Later that day, the draft merger agreement was forwarded to Parent, and Parent was provided access to a virtual data room. Thereafter, Parent continued its due diligence review of the Company.

On October 9, 2008, the Company extended the due date for submission of the final binding written offer to October 22, 2008.

On October 22, 2008, Parent sent a non-binding proposal proposing a sale at $25.00 in cash per Share and outlining the significant terms and conditions under which Parent would be prepared to acquire the Company. The Company has been advised by Parent that it had decreased its bid based on a determination, after further due diligence, that the assumptions used by Parent in its September 9 bid could not be supported, including its assumptions with respect to the period of overcapacity likely to result from the Company’s capital expansion plans and assumptions with respect to the operating risks of the IVIG business. Parent also submitted a markup prepared by Parent’s counsel, Cravath, Swaine & Moore LLP, reflecting their proposed revisions to the draft merger agreement that had been provided by the Company.

On October 26, 2008, the Special Committee met with the Company Board and representatives of the Company’s legal and financial advisors to discuss the status of Mr. Taub’s discussions with Parent, including Parent’s proposed purchase price. During this meeting, representatives of the Company’s financial advisor informed the Company Board that Parent expressed an unwillingness to increase its offer beyond $25.00 in cash per Share. Mr. Taub then presented the Company Board with an update on the Company’s business potential, and recommended that the Company Board reject Parent’s offer. During an executive session, the Special Committee voted, two in favor, and one opposed, to reject Parent’s offer. The Company Board meeting was then reconvened, and the Special Committee then conveyed its recommendation to the Company Board, which recommendation was adopted by the Company Board. The Company Board then instructed the Company’s financial advisor to convey the Board’s decision to Parent, which decision was subsequently conveyed.

On November 10, 2008, in accordance with the Company’s directives, representatives of the Company’s financial advisor called representatives of Parent to discuss Parent’s offer price. Parent was informed it would be contacted the following day for further discussions.

On November 11, 2008, Mr. Taub spoke with Alex Gorsky, Company Group Chairman and Worldwide Franchise Chairman of Ethicon, Inc., to discuss the offer price. No agreement was reached on such date. Mr. Gorsky reiterated that Parent was not willing to increase its offer beyond $25.00 in cash per Share. Mr. Gorsky agreed to meet in person with representatives of the Company the following week to continue their discussions.

Discussions regarding Parent’s offer price also took place on November 11, 2008 between representatives of Parent and the Company’s financial advisor. A representative of Parent advised that, should the parties proceed with a transaction, Parent would like to announce and close the transaction before year-end.

On November 13, 2008, the Special Committee met telephonically, together with the Company’s management and representatives of the Company’s legal and financial advisors. The Special Committee received an update on discussions with Parent. The Company’s financial advisor also provided an update on recent financial market conditions and market volatility. Mr. Taub then presented an update on the Company’s business potential and potential risks facing the Company, including potential weaknesses in the business and current market conditions. Mr. Taub explained that these considerations influenced his decision to change his recommendation to a recommendation in favor of Parent’s offer. After extensive discussion, the Special Committee voted unanimously to accept Parent’s offer subject to negotiating an acceptable merger agreement, and authorized the Company’s financial advisor to communicate to Parent the committee’s acceptance of Parent’s offer. The Special Committee then requested that Mr. Taub and Mr. Ellberger notify the other members of the Company Board of the Special Committee’s decision.

On November 16, 2008, Mr. Taub spoke with Mr. Gorsky to discuss the terms of the potential acquisition, including Parent’s offer price. Mr. Gorsky stated that Parent’s offer would remain $25.00 in cash per Share.

On November 17, 2008, Skadden circulated a revised draft of the merger agreement to Parent and its counsel.

From November 17, 2008 to November 23, 2008, representatives of the Company and Parent had frequent discussions regarding finalizing the Merger Agreement and the related documents, and Parent continued to conduct its due diligence. Also, during this period, Mr. Taub, the Company and Parent finalized the Tender and Support Agreement, and Messrs. Taub and Mashaich had frequent discussions with Parent regarding certain amendments Parent required relating to their employment arrangements, which were pre-conditions to Parent’s signing of the Merger Agreement.

On November 20, 2008, the Company Board met and received a presentation from representatives of Skadden on the terms of the Merger Agreement, and the material issues that were under discussion among the parties. Also at this meeting, UBS provided the Company Board with a preliminary financial analyses of Parent’s $25.00 per Share offer.

On November 23, 2008, the Company Board approved the Merger Agreement, the Offer and the Tender and Support Agreement. Also at this meeting, UBS updated for the Company Board UBS’ financial analysis of the $25.00 per Share consideration preliminarily provided at the Company Board November 20 meeting and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $25.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. During this meeting, the Board also approved the modifications requested by Parent to Mr. Taub’s and Mr. Mashiach’s employment arrangements described elsewhere in this Statement. Following such meeting, Parent, Sub and the Company executed and delivered the Merger Agreement and related documents.

On November 24, 2008, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On November 25, 2008, Purchaser commenced the Offer. During the pendency of the Offer, the Company and its representatives and Parent, Purchaser and their representatives intend to have ongoing contacts.

Reasons for the Recommendation.

The Company Board consulted with the Company’s senior management, legal counsel and financial advisor and, in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders tender all of their Shares pursuant to the Offer and vote their Shares in favor of the adoption of the Merger Agreement and the Merger, in accordance with the applicable provisions of Delaware law, considered a number of factors, including the following:

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company, including the substantial capital expenditures required to advance the development of its products and the growth strategy for the Company and its business plan, and the accompanying risks associated with financing such capital expenditures. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, including because of delays in certain of its clinical trials and regulatory approvals. The Company Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Shares were acquired for cash.

•	Solicitation of Other Parties. The Company Board also considered (i) the fact that the Company solicited alternative proposals from third parties, (ii) whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger, including in light of the commercial agreements between the Company and a subsidiary of Parent described above in Item 3 at “Arrangements with Parent and Purchaser — Other Agreements between the Company and Parent”, and (iii) the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee prior to the purchase of Shares in the Offer.

•	Strategic Alternatives. The Company Board considered the recent evaluations by the Company Board of the Company’s strategic alternatives. The Company Board also considered the risks inherent with remaining independent and the prospects of the Company going forward as an independent entity.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the $25.00 per Share price to be paid in cash for each Share, which represents a 18.1% premium over the closing price of the Shares on November 20, 2008, the last trading day before the Offer and the Merger were announced, and a 46.4% premium over the average trading price of the Shares for the one month period prior to announcement.

•	Historical Trading Prices. The Company Board considered the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares.

•	Cash Tender Offer; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Company Board also considered that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and the Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

•	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer. The Company Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with the Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of UBS and its financial presentation, dated November 23, 2008, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $25.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates), as more fully described below in this Item 4 under “Opinion of the Company’s Financial Advisor” and as is set forth in the full text of such opinion, which is attached hereto as Annex A.

•	Terms of the Merger Agreement. The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company were favorable to the Company’s stockholders. In particular:

•	No Financing Condition. The Company Board considered the representation of Parent that it has available sufficient cash financial resources to satisfy its obligations to cause Merger Sub to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the aggregate Merger Consideration and the fact that the Offer is not subject to a financing condition.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Company Board considered the fact that the Merger Agreement, while prohibiting the Company and its subsidiaries from, directly or indirectly, (a) soliciting or initiating any inquiries with respect to the submission of any Acquisition Proposal (as that term is defined in the Merger Agreement), (b) participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating in any way with, or knowingly assisting or participating in, facilitating or encouraging, any effort or attempt by any person to make an inquiry in respect of or make any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (c) entering into any agreement or agreement in principle providing for or relating to an Acquisition Proposal does permit the Company, prior to the purchase of the Shares pursuant to the Offer, in response to an unsolicited bona fide written proposal received on or after the date of the Merger Agreement (and not withdrawn), with respect to an Acquisition Proposal from a third party, which did not result from a breach of the forgoing prohibitions, to furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party if, and only to the extent that (i) the Company Board, after consultation with and taking into account the advice of its outside legal counsel, determines in good faith that the Company Board would reasonably be likely to breach its fiduciary duties to stockholders under applicable law without taking such action, (ii) the Company promptly provides to Parent any information concerning such Acquisition Proposal to Parent, (iii) the Company Board, after consultation with and taking into account the advice of its financial advisors and legal counsel, determines in good faith that such proposal would, if accepted, be reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and (iv) the proposal would, if consummated, result in a transaction that is more favorable to Company’s stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement. In addition, the Company Board considered the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee prior to the earlier of the purchase of Shares in the Offer.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board under certain circumstances to withdraw, modify or change in a manner adverse to Parent and Purchaser, the Company Board’s recommendation to the Company stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by Delaware law, vote their Shares in favor of the adoption of the Merger Agreement and to terminate the Merger Agreement if certain conditions are satisfied, including that in response to an Acquisition Proposal, if the Company Board reasonably determines in good faith that the Acquisition Proposal is a Superior Proposal (as defined in the Merger Agreement) and that the failure to so withdraw or modify the Company Board’s recommendation would constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law, that at least five days’ prior written notice is given to Parent and Purchaser of the Company Board’s intent to take such action, and that the Company shall have fully considered any response by the Parent and Purchaser and concluded that, notwithstanding such response, such Acquisition Proposal continues to be a Superior Proposal in relation to the transactions contemplated by the Merger Agreement, as the terms thereof may be proposed to be revised by such response.

•	Extension of Offer Period. The Company Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•	Termination Fee. The Company Board considered the termination fee of $13.15 million, approximately 3% of the equity value of the Company, that could become payable pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal.

•	Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of the Purchaser. The Company Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Tax Treatment. The Company Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger might be taxable to such holders for U.S. federal income tax purposes and/or Israeli tax purposes.

•	Regulatory Approval and Third Party Consents. The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents, if necessary.

In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the Company Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares and options to purchase Shares as referenced in Item 3 of this Statement.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor.

On November 23, 2008, at a meeting of the Company Board held to evaluate the Offer and the Merger, UBS delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $25.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex A and is incorporated into this document by reference. UBS’ opinion was provided for the benefit of the Company Board in connection with, and for the purpose of, its evaluation of the $25.00 per Share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. The opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer or the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares in the Offer or how to vote or act with respect to the Offer or the Merger. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed certain internal financial information and other data relating to the Company’s business and financial prospects that were not publicly available, including financial forecasts and estimates prepared by the Company’s management that the Company Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the Company’s senior management concerning the Company’s business and financial prospects;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Shares;

•	reviewed the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Company Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Company Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Company Board, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial performance. UBS relied, at the direction of the Company Board, without independent verification, upon the assessments of the Company’s management as to the Company’s products, product candidates and technology and the risks associated with such products, product candidates and technology (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products, product candidates and technology). UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the request of the Company Board, UBS contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date of UBS’ opinion. At the direction of the Company Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $25.00 per Share consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the Offer or the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the $25.00 per Share consideration. In rendering its opinion, UBS assumed, with the consent of the Company Board, that (i) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (ii) the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any material adverse effect on the Company or the Offer and the Merger. Except as described above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company provided by the Company’s management or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

The $25.00 per Share consideration was determined through negotiation between the Company and Parent and the decision by the Company to enter into the Merger Agreement was solely that of the Company Board. UBS’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board of directors or the Company’s management with respect to the Offer and the Merger or the $25.00 per Share consideration.

The following is a brief summary of the material financial analyses performed by UBS and provided to the Company Board on November 23, 2008 in connection with UBS’ opinion relating to the Offer and the Merger which analyses were preliminarily reviewed with the Company Board on November 20, 2008. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Companies Analysis

UBS compared selected financial and stock market data of the Company with corresponding data of the following eight selected publicly traded companies in the biopharmaceuticals industry:

• CryoLife, Inc.
• Integra LifeSciences Holdings Corporation
• Kensey Nash Corporation
• Orthovita, Inc.
• RTI Biologics, Inc.
• Vascular Solutions, Inc.
• Wright Medical Group, Inc.
• ZymoGenetics, Inc.

UBS reviewed, among other things, the enterprise values of the selected companies, calculated as equity market value based on closing stock prices on November 21, 2008, plus debt at book value, less cash and cash equivalents, as multiples of, to the extent publicly available, calendar years 2008, 2009 and 2010 estimated revenue and estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. UBS also reviewed closing stock prices of the selected companies on November 21, 2008 as a multiple of, to the extent publicly available, calendar years 2008, 2009 and 2010 estimated earnings per share, referred to as EPS. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based on the closing price of the Shares on November 21, 2008 and November 20, 2008 (given the significant one-day increase in the closing price of the Shares on November 21, 2008) and the $25.00 per Share consideration. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on internal estimates of the Company’s management, referred to as “Management Estimates,” and publicly available research analysts’ consensus estimates, referred to as “Wall Street Consensus Estimates.” This analysis indicated the following implied high, mean, median and low multiples (excluding multiples that were negative or greater than 10.0x revenue, 50.0x EBITDA or 50.0x EPS) for the selected companies, as compared to corresponding multiples implied for the Company:

	Implied Multiples				Implied Multiples for the Company Based on
	for Selected Companies				Closing Stock		Closing Stock		$25.00 Per Share
	High	Mean	Median	Low	Price on 11/21/08		Price on 11/20/08		Consideration
						Wall Street		Wall Street		Wall Street
					Management	Consensus	Management	Consensus	Management	Consensus
					Estimates	Estimates	Estimates	Estimates	Estimates	Estimates

Enterprise Value as Multiple of Revenue:
Calendar Year 2008	3.4x	2.0x	1.9x	0.6x	3.8x	3.7x	2.7x	2.7x	4.6x	4.6x
Calendar Year 2009	2.4x	1.7x	1.8x	0.5x	3.4x	3.2x	2.4x	2.3x	4.2x	4.0x
Calendar Year 2010	1.9x	1.4x	1.5x	0.5x	2.2x	2.7x	1.6x	1.9x	2.8x	3.3x
Enterprise Value as Multiple of EBITDA:
Calendar Year 2008	12.9x	9.0x	9.2x	4.8x	29.4x	28.7x	21.2x	20.7x	36.3x	35.4x
Calendar Year 2009	9.8x	6.8x	7.6x	3.8x	24.9x	19.8x	18.0x	14.2x	30.7x	24.3x
Calendar Year 2010	16.0x	7.9x	7.4x	2.8x	13.2x	14.5x	9.5x	10.4x	16.3x	17.9x
Closing Stock Price as Multiple of EPS:
Calendar Year 2008	29.5x	21.2x	22.2x	13.0x	32.0x	31.6x	25.0x	24.7x	37.8x	37.3x
Calendar Year 2009	21.6x	15.5x	15.2x	9.7x	35.5x	24.6x	27.7x	19.2x	41.9x	29.1x
Calendar Year 2010	42.0x	18.0x	15.6x	7.0x	19.3x	17.9x	15.1x	14.0x	22.8x	21.2x

Selected Transactions Analysis

UBS reviewed transaction values in the following 11 selected transactions in the biopharmaceuticals industry:

Announcement Date	Acquiror	Target

• 8/8/2008	• CSL Limited	• Talecris Biotherapeutics Holdings Corp.
• 4/7/2008	• Kinetic Concepts, Inc.	• LifeCell Corporation
• 3/12/2008	• Covidien Ltd.	• Tissue Science Laboratories plc
• 2/11/2008	• MEDRAD, Inc. (subsidiary of Bayer AG)	• Possis Medical, Inc.
• 1/15/2008	• Warburg Pincus LLC	• Lifecore Biomedical, Inc.
• 11/13/2007	• Regeneration Technologies, Inc.	• Tutogen Medical, Inc.
• 11/5/2007	• Getinge AB	• Boston Scientific Corporation (Cardiac/Vascular Business)
• 8/7/2006	• Orthofix International N.V.	• Blackstone Medical, Inc.
• 6/30/2006	• The Blackstone Group L.P.	• Encore Medical Corporation
• 1/1/2006	• Angiotech Pharmaceuticals, Inc.	• American Medical Instruments Holdings, Inc.
• 3/4/2005	• Johnson & Johnson	• CLOSURE Medical Corporation

UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, less cash and cash equivalents, as multiples of latest 12 months revenue and EBITDA and, to the extent publicly available, one-year forward and two-year forward estimated revenue and one-year forward estimated EBITDA. UBS then compared these multiples derived for the selected transactions with multiples of calendar years 2008, 2009 and 2010 estimated revenue and calendar years 2008 and 2009 estimated EBITDA implied for the Company based on the $25.00 per share consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based both on Management Estimates and Wall Street Consensus Estimates. This analysis indicated the following implied high, mean, median and low multiples (excluding multiples that were negative or greater than 10.0x revenue, 50.0x EBITDA or 50.0x EPS) for the selected transactions, as compared to corresponding multiples implied for the Company:

Implied Multiples for the Company
Based on $25.00 Per Share
	Implied Multiples				Consideration
	for Selected Transactions				Management	Wall Street
	High	Mean	Median	Low	Estimates	Consensus Estimates

Enterprise Value as Multiple of Revenue:
Latest 12 Months	9.2x	4.5x	4.0x	2.5x	4.6x	4.6x
Forward 12 Months	7.9x	3.9x	3.0x	1.9x	4.2x	4.0x
Forward 24 Months	6.1x	3.5x	2.6x	1.7x	2.8x	3.3x
Enterprise Value as Multiple of EBITDA:
Latest 12 Months	36.1x	22.0x	20.3x	13.4x	36.3x	35.4x
Forward 12 Months	30.3x	21.1x	21.7x	10.6x	30.7x	24.3x

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the Company using financial forecasts and estimates relating to the Company prepared by the Company’s management. UBS calculated a range of implied present values (as of December 31, 2008) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from January 1, 2009 through December 31, 2013 and of terminal values for the Company based on the Company’s calendar year 2013 estimated EBITDA, adjusted to exclude the amortization of milestone payments. Implied terminal values were derived by applying to Omrix’s calendar year 2013 estimated EBITDA a range of EBITDA multiples of 8.0x to 10.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 20.0% to 28.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $20.25 to $30.50 per outstanding Share, as compared to the $25.00 per Share consideration.

Miscellaneous

In the past, UBS and its affiliates have provided services to the Company unrelated to the Offer and the Merger, for which UBS and its affiliates received compensation, including having acted as a joint book-running manager for a public offering of Shares. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities.

The Company selected UBS as its financial advisor in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with the Company and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of UBS’ engagement as the Company’s financial advisor, see the discussion in Item 5 below.

(c) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares issuable upon exercise of option or restricted Shares. As discussed above in Item 3 under “Arrangements with Current Executive Officers and Directors of the Company — Tender and Support Agreement”, Robert Taub and two entities that he controls have agreed to tender pursuant to the Offer all Shares beneficially owned by them other than Shares issuable upon exercise of option or restricted Shares to the extent that they remain unvested, unexercised or restricted.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Special Committee.  The members of the Special Committee have been paid fees evaluated by reference to other similar transactions involving such committees.

Mr. Ellberger is being paid a fee for serving as Chairman of the Special Committee, consisting of up to $50,000 and Messrs. Rakin and St. Peter will receive up to $25,000 for the period commencing June 13, 2008 and ending at the closing of the transactions contemplated by the Merger Agreement.

UBS.  Under the terms of UBS’ engagement, the Company has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $5.25 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth hereafter, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation of directors in the ordinary course of business in connection with the Company’s employee benefit plans.

On October 20, 2008, Nissim Mashiach received 20,000 restricted Shares pursuant to the Company’s 2006 Equity Incentive Plan (the “2006 Equity Plan”).

On October 23, 2008, Asaf Alperovitz received options to purchase 60,000 Shares pursuant to the 2006 Equity Plan.

On November 23, 2008, Robert Taub received 40,000 restricted Shares pursuant to the 2006 Equity Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a) Section 203 of the Delaware Business Combination Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

(b) Appraisal Rights.

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of Company who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration. The Company’s stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

(c) Regulatory Approvals.

General.  Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

Antitrust Compliance.

United States Antitrust Compliance

Parent has determined that compliance with the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the filings required thereunder with the Federal Trade Commission and the Antitrust Division of the Department of Justice will not be required in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Israeli Antitrust Compliance

Parent and the Company have determined that the purchase of Shares pursuant to the Offer and the consummation of the Merger require filing, and the obtaining of an approval, under the Israeli Anti-Trust Law. A “Merger Notice” will need to be filed by each of the Company and Parent and the approval of the Israeli General Director of the Antitrust Authority must be obtained with respect to the Merger. The General Director is to provide its approval (or conditioned approval) or denial within 30 days of submission; however, this period may be extended by the Restrictive Trade Practices Tribunal of Israel, or with the consent of the parties upon the request of the Israeli General Director of the Antitrust Authority. A non-response within the 30-day period after filing the Merger Notice (unless extended) is deemed an approval.

If such approval under the Israeli Anti-Trust Law for the purchase of Shares pursuant to the Offer and for the consummation of the Merger has not been received, Purchaser may not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer.

Other Foreign Laws.  The Israeli Law for the Encouragement of Capital Investment, 5719-1959, and the regulations and approvals promulgated thereunder, provides that an “Approved Enterprise” is entitled to a pre-determined set of benefits, according to the actual program of benefits requested in the submitted application, as approved. Under the terms of the Approved Enterprise program under which the Company received such benefits, there is a requirement to file and obtain the approval of the Investment Center of Israel for the purchase of Shares pursuant to the Offer and the consummation of the Merger.

The Israeli Encouragement of Industrial Research and Development Law, 5744-1984, and the regulations promulgated thereunder provides for the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor (the “OCS”) to grant funds for the purpose of research and development projects in Israel (the “Approved Plans”). Under the terms of the Approved Plans under which the Company received grants, there is a requirement to file and obtain OCS approval for the purchase of Shares pursuant to the Offer and the consummation of the Merger. Subsequent changes in applicable law suggest that such an approval may no longer be required and a notice to the OCS may be sufficient.

If such approval of the Investment Center or, if required by applicable law, of the OCS for the purchase of Shares pursuant to the Offer and for the consummation of the Merger has not been received, Purchaser may not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer.

(e) Top-Up Option.

The Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares in an amount up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, the Purchaser or their affiliates at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) immediately after the issuance of such Shares, provided that the Top-Up Option will not be exercisable for a number of Shares in excess of (i) the number of authorized but unissued Shares (including as authorized and unissued Shares for purposes of the Top-Up Option, any Shares held in the treasury of Company) or (ii) 19.90% of the number of outstanding Shares or voting power of Company, in each case as of immediately prior to and after giving effect to the issuance of the Shares purchased with the Top-Up Option. The Top-Up Option is exercisable only once, in whole and not in part, following the time following the expiration of the Offer on which Shares are accepted for payment (the “Acceptance Time”) and prior to the earlier to occur of: (a) the fifth business day after the later of (1) the Acceptance Time and (2) the expiration of any Subsequent Offering Period; and (b) the termination of the Merger Agreement in accordance with its terms. The purchase price owed by the Purchaser to the Company for the newly issued Shares will be paid to the Company in cash without interest, by wire transfer. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f) Short-form Merger.

The DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

(g) Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the

Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(h) Annual Report on Form 10-K.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated herein by reference.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated November 25, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Letter of Transmittal dated November 25, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Joint press release issued by the Company and Parent dated November 24, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 25, 2008 (File No. 000-51905)).
(a)(4)	Letter to Stockholders of the Company, dated November 25, 2008.
(e)(1)	Agreement and Plan of Merger, dated as of November 23, 2008, among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on November 25, 2008 (File No. 000-51905)).
(e)(2)(A)	Amended and Restated Employment Agreement among Robert Taub, the Company and Johnson & Johnson, dated as of November 21, 2008 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on November 25, 2008 (File No. 000-51905)).
(e)(2)(B)	Employment Agreement between the Company and Robert Taub, dated March 20, 2006 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-131107))
(e)(2)(C)	Retention Agreement by and among Nissim Mashiach, the Company and Johnson & Johnson, dated as of November 21, 2008 (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company with the SEC on November 25, 2008 (File No. 000-51905)).
(e)(2)(D)	Employment Agreement between the Company and Nissim Mashiach, dated as of January 1, 2008 (incorporated by reference to Exhibit 99.2 the Company’s Current Report on Form 8-K, filed on February 1, 2008 (File No. 000-51905)).
(e)(2)(E)	Amended and Restated Employment Agreement between the Company and V. Marc Droppert, dated October 20, 2008 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 (File No. 000-51905)).
(e)(2)(F)	Amended and Restated Employment Agreement between the Company and Asaf Alperovitz, dated November 5, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 (File No. 000-51905)).
(e)(2)(G)	Employment Agreement between the Company and Nanci Prado, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.38 of the Company’s Registration Statement on Form S-1 (File No. 333-139094)
(e)(3)	Non-Disclosure Agreement, dated August 1, 2008, by and between the Company and Ethicon, Inc.
Annex A	Opinion of UBS Securities LLC, dated November 23, 2008.
Annex B	The Information Statement of the Company dated as of November 25, 2008.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OMRIX BIOPHARMACEUTICALS, INC.

By:	/s/ Nanci Prado
Name: Nanci Prado
Title: Vice President, General Counsel

Dated: November 25, 2008

Annex A
[LETTER HEAD OF UBS SECURITIES LLC]

November 23, 2008

CONFIDENTIAL

The Board of Directors
Omrix Biopharmaceuticals, Inc.
1120 Avenue of the Americas
New York, New York 10036

Dear Members of the Board:

We understand that Omrix Biopharmaceuticals, Inc., a Delaware corporation (“Omrix”), is considering a transaction whereby Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), will acquire Omrix. Pursuant to the terms of the Agreement and Plan of Merger, dated as of November 23, 2008 (the “Merger Agreement”), among Johnson & Johnson, Binder Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Johnson & Johnson (“Merger Sub”), and Omrix, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of Omrix (“Omrix Common Stock”) at a purchase price of $25.00 per share (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into Omrix (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Omrix Common Stock not previously tendered will be converted into the right to receive the Consideration.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Omrix Common Stock (other than Johnson & Johnson, Merger Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Omrix in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Tender Offer. In the past, UBS and its affiliates have provided services to Omrix unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as a joint book-running manager for a public offering of Omrix Common Stock. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Omrix and Johnson & Johnson and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Omrix or Omrix’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Omrix as to whether such stockholder should tender shares of Omrix Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the parties to the Merger Agreement will comply with all material terms of the Merger Agreement and (ii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Omrix or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Omrix; (ii) reviewed certain internal financial information and other data

A-1

The Board of Directors
Omrix Biopharmaceuticals, Inc.
November 23, 2008

relating to the business and financial prospects of Omrix that were not publicly available, including financial forecasts and estimates prepared by the management of Omrix that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of Omrix concerning the business and financial prospects of Omrix; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Omrix Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with Omrix and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Omrix, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Omrix as to the future financial performance of Omrix. We have relied, at your direction, without independent verification, upon the assessments of the management of Omrix as to the products, product candidates and technology of Omrix and the risks associated with such products, product candidates and technology (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products, product candidates and technology). Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Omrix Common Stock (other than Johnson & Johnson, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/  UBS Securities LLC

UBS SECURITIES LLC

A-2

Annex B

OMRIX BIOPHARMACEUTICALS, INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about November 25, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares, other than those Shares held by the Company, Parent, Purchaser or its affiliates or Shares for which appraisal rights are perfected under Delaware law, at a price of $25.00 per share, net to the Company in cash without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Company Board. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of November 23, 2008 (the “Merger Agreement”) by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of November 20, 2008, 17,130,332 Shares were issued and outstanding.

BACKGROUND INFORMATION

On November 23, 2008, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $25.00 (or any other per Share price paid in the Offer) net in cash without interest, less any required withholding taxes.

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

The Merger Agreement provides that, promptly upon the payment by Purchaser for Shares pursuant to the Offer representing a number of Shares which together with any other Shares beneficially owned by Parent or its affiliates constitute a majority of the Shares outstanding on a fully-diluted basis on the date of purchase, and from time to time thereafter, Parent will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or their affiliates at such time (including Shares so accepted for payment and any Shares purchased pursuant to the Top-Up Option) bears to the total number of Shares then outstanding; provided, however, that Parent will be entitled to designate at least a majority of the directors on the Company Board (as long as Parent and its affiliates beneficially own a majority of the Shares). the Company will, upon request of Parent and subject to the terms of the Company’s certificate of incorporation and by-laws, promptly take all actions necessary to cause Parent’s Designees to be so elected or appointed, including, without limitation, increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors. At such times, subject to the provisions of the Merger Agreement described in the following paragraph and applicable law and regulations and the rules of the Nasdaq, the Company will cause individuals designated by Parent to constitute such number of members of each committee of the Company Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board, other than any committee of the Company Board established to take action under the Merger Agreement which committee will be composed only of Continuing Directors (as defined below). The Company’s obligations to appoint Parent’s Designees to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-l thereunder. The Company is obligated to promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under these provisions of the Merger Agreement, including mailing to stockholders together with the Schedule 14D-9 the information required under Section 14(f) and Rule 14f-1 as is necessary to enable Parent’s Designees to be elected to the Company Board. Parent is to supply to the Company, and is to be solely responsible for, any information with respect to itself and its officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1.

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee. The current business address of each person is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933,

and the current phone number of each person is (732) 524-0400. Unless otherwise indicated, each such person is a citizen of the United States of America.

Susan E. Morano, 44 — President of Purchaser. Has served as Worldwide Vice President, New Business Development, of Ethicon Inc., a subsidiary of Parent, since 2007. From 2000 to 2007, was Vice President, New Business Development, of Cordis Corporation, a subsidiary of Parent.

James Joseph Bergin, 46 — Vice President and sole Director of Purchaser. Has served as Assistant General Counsel of Parent for over five years.

Steven Rosenberg, 50 — Secretary of Purchaser. Secretary of Parent since 2006. Prior to becoming Secretary, served as Assistant General Counsel of Parent for over five years.

Sherilyn McCoy, 49 — Worldwide Chairman, Surgical Care Group Operating Committee and Member of Executive Committee of Parent since 2008. Company Group Chairman and Worldwide Franchise Chairman for Ethicon and Medical Devices & Diagnostics business in Latin America from 2005 to 2008. Joined Parent in 1982 and has held various positions, including Vice President of Research & Development and Global President of Baby and Wound Care franchise.

Dominic J. Caruso, 51 — Vice President, Finance and Chief Financial Office of Parent since 2007. Member of Parent’s Executive Committee. Chief Financial Officer for Centocor, Inc. from 1999 until 2007. Vice President of Finance for Ortho-McNeil Pharmaceutical between 2001 and 2003. Former Vice President, Group Finance for Medical Devices, and member of Medical Devices & Diagnostics Group Operating Committee.

CURRENT BOARD OF DIRECTORS

The Company Board of Directors is composed of seven Directors, elected each year at the annual meeting.

Name	Age	Position(s)

Larry Ellberger	60	Chairman of the Board
Robert Taub	60	Chief Executive Officer and Director
Bernard Horowitz, Ph.D.	63	Director
Pamela W. McNamara	50	Director
Kevin Rakin	47	Director
Philippe Romagnoli	60	Director
Steven St. Peter, M.D.*	41	Director

Larry Ellberger has served as a member of the Company Board since August 2006 and serves as Chairman of the Board. From October 2005 to May 2006, Mr. Ellberger served as interim chief executive officer of PDI, Inc., a provider of sales and marketing services to the biopharmaceutical industry. Previously, he was a member of the board of directors of PDI and chairman of the audit committee. From May 2000 to July 2003, Mr. Ellberger was senior vice president, corporate development at PowderJet, PLC, a U.K. vaccine company. During his tenure at PowderJet, PowderJet completed numerous acquisitions and was sold to Chiron Corporation in 2003. He was also a member of PowderJet’s board of directors. Prior to PowderJet, Mr. Ellberger held several positions at W. R. Grace, including Chief Financial Officer, interim CEO, and SVP, Corporate Development. Also, Mr. Ellberger held numerous executive positions, during his 19 years with American Cyanamid Company, a multinational life sciences company until its acquisition by Wyeth in 1995. He received a B.A. in economics from Columbia College and a B.S. in chemical engineering from Columbia School of Engineering. Mr. Ellberger is a Founding Partner of HVA, Inc., an advisory firm for the life sciences industry, and a Director of Avant Immunotherapeutics, Inc., TransPharma Medical, Ltd. and The Jewish Children’s Museum.

Robert Taub has served as our chief executive officer and a member of the Company Board since the founding of Omrix in 1995. Prior to establishing Omrix, Mr. Taub was the co-founder of Octapharma A.G., a

Swiss plasma fractionation and pharmaceutical company, which successfully introduced innovative plasma derivative products to the market. During his time at Octapharma, from 1983 to 1995, the company underwent a successful transformation from a start-up operation to an integrated manufacturing enterprise. He also founded a research and development group in Israel and initiated and directed the management of a biological fibrin sealant development project. Prior to Octapharma, Mr. Taub held various general management and sales and marketing positions with Armour Pharmaceutical, Revlon Health Care Group, Baxter Travenol Laboratories, Inc., now Baxter International Inc., and Monsanto Company. He has a B.A. in languages from the University of Antwerp and an M.B.A. from INSEAD (the European Institute of Business Administration) in Fontainebleau, France.

Bernard Horowitz, Ph.D. has served as a member of the Company Board since February 2006. Since January 2000, he has been a principal of Horowitz Consultants, LLC, a company providing assistance in strategic planning, process development, viral safety, clinical trial design and new product regulatory compliance. From 1995 to 1999, Dr. Horowitz served as chief scientific officer, executive vice president and director of V.I. Technologies, Inc., now Panacos Pharmaceuticals, Inc., a now publicly held company he helped found as a spin-out from the New York Blood Center. Dr. Horowitz has served as a scientific consultant to the National Institutes of Health, the Food and Drug Administration, the National Hemophilia Foundation, the International Association of Biological Standardization, and the World Health Organization. Dr. Horowitz is a co-inventor of over 25 issued U.S. patents. Dr. Horowitz received his B.S. in biology from the University of Chicago and his Ph.D. in biochemistry from Cornell University Medical College.

Pamela W. McNamara Pamela W. McNamara has served as a member of the Company Board since May 2008. Ms. McNamara currently advises life science and healthcare firms. From October 2003 through September 2008, she served as the Chief Executive Officer of CRF, Inc., a clinical trial data management and mobile technology company. From February 2002 until October 2003, Ms. McNamara was a private consultant. Ms. McNamara was appointed Chief Executive Officer of Arthur D. Little, Inc., a global management and technology firm, from 2001 to February 2002, to develop plans to restructure, reorganize or divest the firm’s viable business units. In February 2002, Arthur D. Little filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code to provide a framework under which these plans could be executed. Ms. McNamara served as Managing Director of Arthur D. Little from 1997 to 2001, and had been a partner since 1992, focusing on the pharmaceutical and biotechnology industries. Ms. McNamara is a director of GTC Biotherapeutics, Inc. and is a former director of Omrix.

Kevin Rakin has served as a member of the Company Board since January 2007. Since February 2007, Mr. Rakin has been chairman and chief executive officer of Advanced BioHealing, Inc. and from January 2006 to February 2007, he served as its interim chief executive officer as well as an executive-in-residence at Canaan Partners. Mr. Rakin co-founded Genaissance Pharmaceuticals, Inc. and served as its president and chief executive officer from August 2002 until its merger with Clinical Data, Inc., in October 2005. He also served as Genaissance’s president and chief financial officer from October 2000 to August 2002 and prior to that as its executive vice president & chief financial officer. From 1990 to December 1997, Mr. Rakin served as a principal at the Stevenson Group, a consulting firm, where he provided financial and strategic planning services to high-growth technology companies and venture capital firms. Mr. Rakin was previously a manager with the entrepreneurial services group of Ernst & Young LLP where he was employed from 1982 to 1990. Mr. Rakin holds a B.S. in business and a M.S. in finance from the University of Cape Town and a M.B.A. from Columbia University. He is a director of Vion Pharmaceuticals, Inc.

Philippe Romagnoli has served as a member of the Company Board since January 2007. From April 2004 to January 2007, Mr. Romagnoli had been our vice president and secretary and from September 2002 to April 2004, he was our interim chief financial officer and a member of the Company Board. Prior to joining Omrix, from 1998 to 2002, he was the chairman of the board of Artesia Bank and from 1992 until 1998, the chief executive officer of Banque Paribas Belgium. Mr. Romagnoli holds an engineering degree with a specialty in physics from the University of Liège Belgium.

Steven St. Peter, M.D. has served as a member of the Company Board since February 2004. He joined MPM Capital as a principal in 2004 and became a general partner in 2005. Prior to joining MPM, from 2001 to 2003, he was a principal at Apax Partners and from 1999 to 2001, he was a senior associate at The Carlyle Group. His investment scope has included both venture and buyout transactions across the medical technology and biopharmaceutical industries. Dr. St. Peter was previously an assistant clinical professor of Medicine at Columbia University. He completed his Doctor of Medicine at Washington University. Prior to his medical training, he was an investment banker at Merrill Lynch. He also holds an M.B.A. from the Wharton School of the University of Pennsylvania and a B.A. in Chemistry from the University of Kansas. He is a director of Helicos BioSciences Corporation, PharmAthene, Inc., Xanodyne Pharmaceuticals Inc., Syndax Pharmaceuticals Inc. and EKR Therapeutics, Inc.

CORPORATE GOVERNANCE

THE BOARD OF DIRECTORS

The Company Board has three standing committees to facilitate and assist the Company Board in the execution of its responsibilities. The committees are currently the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. The following table provides membership information for each of the Board committees following the Meeting:

Audit Committee	Governance Committee	Compensation Committee

Larry Ellberger	Larry Ellberger*	Bernard Horowitz
Pamela McNamara	Bernard Horowitz	Pamela McNamara*
Kevin Rakin*	Steven St. Peter	Kevin Rakin

*	Committee Chairman

In addition to the three standing committees mentioned above, the Company Board has a Science Committee currently comprised of Bernard Horowitz. The Science Committee is responsible for, among other things, choosing and overseeing our scientific advisory board.

Below is a description of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee committees. Each of the committees has authority to engage outside legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Company Board annually reviews the Nasdaq listing standards definition of independence for committee members and has determined that all members of each committee are independent within the meaning of the applicable Nasdaq listing standards.

Independence

As required under NASDAQ listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the Company Board. The Company Board periodically consults with our General Counsel as well as our outside legal counsel to ensure that the Company Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our executive officers and our independent auditors, the Company Board affirmatively has determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except Robert Taub, our Chief Executive Officer, and Mr. Romagnoli who was a Vice-President of Omrix until January 2007.

Meeting

The Company Board held nine meetings in 2007, of which six were regularly scheduled meetings and three were unscheduled meetings. During 2007, each of the directors attended 80% or more of the total meetings of the Company Board and the respective committees on which he served. As required under the

Nasdaq listing standards, our independent directors meet in executive sessions at which only independent directors are present after each regularly scheduled Board meeting. The Company Board has the express authority to hire its own legal, accounting and other advisors. Recognizing that director attendance at our annual meeting can provide stockholders with an opportunity to communicate with directors about issues affecting our business, it is our policy to actively encourage our directors to attend the annual meeting of stockholders.

How can a Stockholder communicate with the Company Board?

Stockholders and other interested parties may communicate with one or more members of the Company Board or the non-management directors as a group in writing by mail. The following address may be used by those who wish to send such communications by mail:

[Board of Directors] or [Name of Individual Director(s)]

c/o Secretary
Omrix Biopharmaceuticals, Inc.
1120 Avenue of the Americas, Fourth Floor
New York, New York 10036

The Company Board has instructed the Secretary to review all communications so received, and to exercise his or her discretion not to forward to the Company Board correspondence that is inappropriate such as business solicitations, frivolous communications and advertising, routine business matters (i.e. business inquiries, complaints, or suggestions) and personal grievances. However, any Director may at any time request the Secretary to forward any and all communications received by the Secretary but not forwarded to the Directors.

THE GOVERNANCE AND NOMINATING COMMITTEE.

The Governance and Nominating Committee has the power and authority to, among other things:

•	make recommendations regarding the size and composition of the Company Board;

•	identify, evaluate and recommend qualified candidates to serve on the Company Board;

•	evaluate, review and consider whether to recommend to the Company Board the nomination, upon conclusion of their terms, of existing directors for re-election to the Company Board;

•	evaluate annually the performance of the Company Board, each Board committee and each member of the Company Board; and

•	review at least annually the corporate governance principles adopted by the Company Board and recommend any desired changes to the Company Board.

The Governance and Nominating Committee has three members and held two meetings in fiscal 2007. The Committee is comprised solely of non-employee Directors, all of whom the Company Board has determined satisfy the independence requirements of the SEC and Nasdaq applicable to governance and nominating committee members.

The Company Board has adopted a charter for the Governance and Nominating Committee, which is available on our website at www.omrix.com by first clicking on “Investor Relations” and then “Corporate Governance.” The charter is also available in print to any stockholder who requests it.

The Governance and Nominating Committee does not have a specific policy regarding stock holder nomination of directors, but stockholder recommendations are accepted by the Company and the Company follows the procedures for such nominations established by Rule 14a-8 of the Exchange Act.

THE AUDIT COMMITTEE.

The Audit Committee oversees our corporate accounting and financial reporting process and assists the Company Board in fulfilling its oversight responsibility to the stockholders and others relating to:

•	the integrity of our financial statements and the financial reporting process;

•	the adequacy and effectiveness of our accounting and internal controls;

•	the performance of our independent auditors;

•	the annual audit of our financial statements; and

•	the independent auditors’ qualifications and independence.

In connection with this oversight role, the Audit Committee performs several functions, including, among other things:

•	appointing the independent auditors;

•	evaluating the performance and independence of the independent auditors;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	discussing with management and the independent auditors the adequacy and effectiveness of our internal controls over financial reporting;

•	establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing the financial statements to be included in our annual report on Form 10-K; and

•	discussing with management and the independent auditors the results of the annual audit and results of our quarterly financial statements.

The Company Board has adopted a charter for the Audit Committee, which is available on our website at www.omrix.com by first clicking on “Investor Relations” and then “Corporate Governance.” A copy of the charter for the Audit Committee is also attached to this proxy statement as Appendix I. The charter is also available in print to any stockholder who requests it. The Audit Committee has three members and held eight meetings in 2007.

The Audit Committee is comprised solely of non-employee Directors, all of whom the Company Board has determined satisfy the independence requirements of the SEC and Nasdaq applicable to audit committee members. The Company Board has determined that Mr. Rakin, Chairman of the Audit Committee, is an “audit committee financial expert,” as defined in the applicable rules of the SEC.

The Audit Committee has discussed the issue of independence with the independent auditor, and has received the written disclosures and the letter from the independent auditor stating as such, as required by the Public Company Accounting Oversight Board.

The Audit Committee currently consists of Larry Ellberger, Pamela McNamara Kevin Rakin.

THE COMPENSATION COMMITTEE

The Compensation Committee reviews and approves the compensation for our executive officers, as well as our compensation strategy and policies as a whole. In furtherance of these responsibilities, the Compensation Committee:

•	reviews and approvals goals and objectives relevant to the compensation of our executive officers;

•	reviews and approves the compensation and other terms of employment of our Chief Executive Officer;

•	evaluates annually the compensation for Board and Board committee service by non-employee members of the Company Board and recommends such compensation levels to the Company Board;

•	provides the Company Board with guidelines for the issuance of options and other forms of equity-based compensation to all our employees; and

•	administers our stock option plans and other similar programs.

The Compensation Committee has three members and held six meetings in 2007. The Compensation Committee is comprised solely of non-employee Directors, all of whom the Company Board has determined satisfy the independence requirements of the SEC and Nasdaq applicable to compensation committee members. The Committee may form a subcommittee of at least two members and delegate to such subcommittee any power and authority the Compensation Committee deems appropriate other than any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole.

The Company Board has adopted a charter for the Compensation Committee, which is available on our website at www.omrix.com by first clicking on “Investor Relations” and then “Corporate Governance.” The charter is also available in print to any stockholder who requests it.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Pamela McNamara, Bernard Horowitz and Kevin Rakin and, subject to their election at the Meeting, the Compensation Committee will consist of Ms. McNamara and Messrs. Horowitz and Rakin, each of whom is an independent director. Mr. Ellberger currently chairs and, subject to her election at the Meeting, Ms. McNamara Chairs our Compensation Committee. The Compensation Committee is comprised entirely of independent directors. There are no interlocks among any of the members of our Compensation Committee and any of our executive officers.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Committee, comprised of independent directors, reviewed and discussed the Compensation Discussion and Analysis below with our management. Based on the review and discussions, the Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

The Compensation Committee currently consists of Pamela McNamara, Bernard Horowitz and Kevin Rakin.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers.

Nissim Mashiach has served as our President and Chief Operating Officer since January 2008. Mr. Mashiach served as our Executive Vice President and Chief Operating Officer from 2007 to 2008, our Senior Vice President, Operations from 2000 to 2007 and as our plant manager from 1998 to 2000. From 1991 to 1998, he served in various production and operations management positions with Perio Products Ltd., a privately held medical devices manufacturer located in Jerusalem, Israel. Mr. Mashiach holds a B.Sc. in chemical engineering from the Technion in Haifa, Israel, an Mpharm.Sc. from the Hebrew University in Jerusalem, Israel and an M.B.A. from the University of Manchester.

Asaf Alperovitz has served as our Chief Financial Officer since October 2008. From 2005 to 2008 Mr. Alperovitz was CFO of Tefron LTD, a multinational manufacturing company listed on both the New York (NYSE: TFR) and Tel-Aviv (TASE: TFRN) Stock Exchanges. From 2003 until 2005, Mr. Alperovitz was CFO of Corigin Ltd., an international enterprise software company. Prior to 2003, Mr. Alperovitz held a variety of management positions with Ernst & Young in Israel and the United States. His client-base included publicly traded companies in the U.S., Europe and Israel and his experience includes mergers and acquisitions as well as equity and debt public offerings. Mr. Alperovitz is a Certified Public Accountant and holds a Bachelor’s degree in Accounting and Economics and a Masters in Business Administration from Tel-Aviv University.

V. Marc Droppert has served as our Executive Vice President since November 2007. From January 2001 to October 2007, Mr. Droppert was a partner and a member of the Board of Directors of Leary, Frankie, Droppert and its successor, Graham and Dunn, PC, with a practice focused on emerging-company transactions. From December 1994 to May 2000, he was employed by Physio-Control Inc. as Executive Vice President — Law, Human Resources and Business Development, and following its going public and subsequently being sold to Medtronic, Inc., he served as its Executive Vice President — Operations. From April 1993 to December 1994, he was President of the Virginia Mason Health Plan (a Seattle-area HMO), and a senior executive of the Virginia Mason Medical Center.

Nanci Prado has served as our Vice President and General Counsel since August 2006. From January 2006 to August 2006, she was a partner in the Corporate Group of the New York office of Dorsey & Whitney LLP and from February 2003 to December 2005, she was an associate in the same firm. From July 1999 to February 2003, she was an attorney in the Business and Technology Group in the New York office of Brobeck, Phleger & Harrison LLP. From June 1996 to July 1999, Ms. Prado was a corporate associate in the New York office of Orrick, Herrington & Sutcliffe LLP and from October 1994 to June 1996, she was an associate at LeBoeuf, Lamb, Greene & MacRae, LLP. Ms. Prado received her B.A. in International Relations from Pomona College and her J.D. from Stanford University.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table.

The Compensation Committee (the “Compensation Committee”) is comprised of Pamela McNamara (chairman), Bernard Horowitz, Ph.D. and Kevin Rakin, all of whom are non-employee, independent directors.

The Compensation Committee is generally responsible for reviewing and approving goals and objectives relating to the compensation of our Chief Executive Officer (the “CEO”) and other executive officers.

More specifically, the Compensation Committee’s duties and responsibilities with respect to our executive compensation are:

1. To review at least annually the goals and objectives of our executive compensation plans and recommend that the Company Board amend these goals and objectives if the Compensation Committee deems it appropriate;

2. To review at least annually our executive compensation plans in light of our goals and objectives with respect to such plans, and, if the Compensation Committee deems it appropriate, recommend to the Company Board the adoption of new, or the amendment of existing, executive compensation plans;

3. To evaluate annually and discuss with the Company Board the performance of the CEO in light of the goals and objectives of our executive compensation plans, and determine and recommend to the Company Board for its approval, the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of the CEO’s compensation, the Compensation Committee shall consider all relevant factors, including our performance and relative stockholder return, the value of similar awards to chief executive officers of comparable companies, and the awards given to our CEO in past years;

4. To review annually the performance of the other executive officers in light of the goals and objectives of our executive compensation plans, and, in consultation with our CEO, determine and recommend to the Company Board for its approval, the compensation of such other executive officers. To the extent that long-term incentive compensation is a component of such executive officer’s compensation, the Compensation Committee, in consultation with our CEO, shall consider all relevant factors in determining the appropriate level of such compensation;

5. To evaluate annually the appropriate level of compensation for Board and Committee service by non-employee members of the Company Board and recommend such compensation levels to the Company Board for approval;

6. To review and approve any severance or termination arrangements to be made with any executive officer;

7. To perform such duties and responsibilities as may be assigned to the Company Board or the Compensation Committee under the terms of any executive compensation plan;

8. To review perquisites or other personal benefits provided to our executive officers and recommend any changes to the Company Board; and

9. To produce a Committee report on executive compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC.

2008 Activities of the Compensation Committee

Effective January 1, 2008, Mr. Mashiach was promoted to President and Chief Operating Officer and we set his base salary at $375,000 (an increase of 61% from his prior base salary of $233,034, which was paid in New Israeli Shekels). This new base salary was based on the Committee’s review of Mr. Mashiach’s performance and the results of the Radford Survey. Mr. Mashiach’s new base salary places him at approximately the 50th percentile of base salaries paid by the Radford Survey group. In his capacity as President and Chief Operating Officer, he will be responsible for directing our company and its subsidiaries and for participating with the CEO in formulating current and long-range plans, objectives and policies.

Effective January 1, 2008, Ms. Prado’s base salary was increased to $220,000 from her prior base salary of $211,000.

On September 4, 2008, Robert Taub’s base salary was increased to $500,000 (retroactive to January 1, 2008) and he received an option to purchase 25,000 Shares.

The Company entered into an amended and restated agreement with Mr. Droppert effective October 20, 2008. The restated agreement provides for a fixed term of employment expiring June 30, 2009, and guarantees a bonus for 2008 equal to 40% of Mr. Droppert’s base salary.

Mr. Mashiach received an option to purchase 80,000 Shares and 7500 restricted Shares on January 2, 2008, and on October 20, 2008, he received an additional 20,000 restricted Shares.

Effective upon commencement of his employment, Mr. Alperovitz was granted an option to purchase 60,000 Shares.

Activities of the Compensation Committee Related to the Merger

In connection with entering into the Merger Agreement, on November 23, 2008, the Compensation Committee approved the following actions:

•	the amendment of the employment agreements of Messrs. Taub and Mashiach and the approval of Mr. Mashiach’s proposed employment package with Parent following the Merger, each as described in the Schedule 14D-9 at “Arrangements with Current Executive Officers and Directors of the Company — Interests of Certain Persons — Compensation Arrangements with Executive Officers”;

•	the grant to Mr. Taub of 40,000 restricted Shares;

•	the award to Ms. Prado of a one-time cash bonus of $15,000, which will be paid upon completion of the Merger, in respect of her extra efforts in connection with negotiation of the Merger Agreement;

•	the payment of the following 2008 annual bonuses immediately prior to the Effective Time: Mr. Taub, $294,000; Mr. Mashiach, $169,688; Mr. Droppert, $126,000; Mr. Alperovitz; $19,000; and Ms. Prado, $61,750; and

•	the payment on or around December 1, 2008, those retainer and meeting fees that the director would have been paid in the normal course of business through December 31, 2008. The amount to be paid to each director pursuant to this arrangement is as follows: Larry Ellberger, $31,667; Bernard Horowitz, $15,625; Pamela McNamara, $15,625; Kevin Rakin, $17,708; Philippe Romagnoli, $10,000, and Steven St. Peter, $13,333.

Summary Compensation Table for 2006 and 2007

The table below summarizes the total compensation paid or earned by each of the Named Executive Officers for the fiscal year ended December 31, 2007.

									Change In
									Pension
									Value and
									Nonqualified
							Option		Deferred
Name and					Stock		Awards		Compensation	All Other	Total
Principal Position	Year	Salary ($)		Bonus ($)(1)	Awards ($)(2)		($)(3)		Earnings ($)	Compensation ($)(4)	($)(5)

Robert Taub	2007	460,000		203,000	—		184,198		—	144,819	992,017
Chief Executive	2006	384,722		275,000	363,640	(6)	15,644		—	321,036	1,360,042
Officer
Michael Burshtine	2007	140,000	(7)	—	—	(8)	—	(8)	—	64,993	204,933
Executive Vice	2006	180,000		100,000	104,165		—		—	76,454	460,619
President and
Chief Financial Officer
Ana Stancic	2007	81,250	(9)	—	56,927	(9)	77,69	(9)	—	4,021	218,893
Executive Vice	2006	—		—	—		—		—	—	—
President and Chief Financial Officer
Nissim Mashiach	2007	233,034		87,420	56,012		97,527		—	88,215	562,208
President and	2006	196,645		100,000	—		—		—	102,964	399,609
Chief Operating Officer
V. Marc Droppert	2007	48,462	(10)	21,000	—		40,016		—	52,945	164,423
Executive Vice	2006	—		—	—		—		—	—	—
President
Harold Safferstein	2007	170,767	(1)	—	—		—	(12)	—	—	170,767
Vice President,	2006	174,479	(11)	—	—		38,885		—	4,850	218,214
Business Development
Nanci Prado	2007	210,961		26,375	—		94,840		—	—	332,176
Vice President,	2006	72,692		10,038	—		32,185		—	—	114,915
General Counsel

(1)	The amounts shown for 2007 consist of bonuses earned in 2007 but paid in 2008. The amounts shown for 2006 consist of bonuses earned in 2006 but paid in 2007.

(2)	The dollar amount shown for each Named Executive Officer is the compensation expense recognized in the indicated fiscal year for all stock awards held by the officer under FAS 123R, except that we have assumed no forfeitures in our valuation. See Note 13 — Stock Option Plans — to our December 31, 2007 financial statements in our annual report filed on Form 10-K for further information.

(3)	The dollar amount shown for each Named Executive Officer is the compensation expense recognized in the indicated fiscal year for all stock options held by the officer under FAS 123R, except that we have assumed no forfeitures in our valuation. See Note 13 — Stock Option Plans — to our December 31, 2007 financial statements in our annual report filed on Form 10-K for further information.

(4)	The amount shown for 2007 for each Named Executive Officer reflects the amounts set forth in the two supplemental tables and accompanying footnotes below.

(5)	The proportion of “Salary” and “Bonus” (non-incentive plan compensation) to the total compensation for each Named Executive Officer is approximated as follows: Mr. Taub, 67%, Mr. Mashiach, 59%, Mr. Droppert, 45%, and Ms. Prado, 71%. Because the table below reflects less than the full fiscal year salary for individuals who were not employed by us for the full fiscal year, and because the value of certain the awards included is based on the FAS 123(R) value, these percentages cannot be derived using the amounts reflected in the Summary Compensation Table.

(6)	Amount reflects the compensation expense recognized in 2006 under FAS 123R with respect to a grant to Mr. Taub of 36,364 fully vested shares (based on the successful completion of our IPO) pursuant to the terms of the employment agreement that he entered into with us on March 20, 2006. The terms of Mr. Taub’s employment agreement are described below under “Employment Agreements with Named Executive Officers”.

(7)	Mr. Burshtine served as our Chief Financial Officer until August 31, 2007. The dollar amount shown reflects the amount he received for his partial year of employment.

(8)	All of Mr. Burshtine’s unvested shares of restricted stock and options were forfeited upon his termination from service on August 31, 2007.

(9)	Ms. Stancic joined us in October 2007. The dollar amount shown reflects the amount she received for her partial year of employment. All of Ms. Stancic’s unvested shares of restricted stock and options were forfeited upon her termination from service on February 19, 2008.

(10)	Mr. Droppert joined us in November 2007. The dollar amount shown reflects the amount he received for his partial year of employment.

(11)	Mr. Safferstein joined us in April 2006 as our Vice President, Business Development and served until June 2007. The dollar amount shown reflects the amount he received for his partial year of employment.

(12)	All of Mr. Safferstein’s unvested shares of restricted stock and options were forfeited upon his termination from service on June 14, 2007.

The following tables provide details of “all other compensation” (including perquisites and other compensation not otherwise disclosed in the columns to the left in the Summary Compensation Table) for each of our Named Executive Officers.

					Non-U.S. Life
					Insurance and
		Health	U.S. Life	Non-U.S.	Other Retirement	Vacation
		Insurance	Insurance	Savings Plan	Benefits	Redemption
Name	Year	Premiums ($)	Premiums ($)	Deposits ($)	Contributions ($)(1)	Payments ($)

Robert Taub	2007	63,151	—	—	34,709	—
Michael Burshtine	2007	112	—	17,500	11,662	4,381
Ana Stancic	2007	2,459	1,562	—	—	—
Nissim Mashiach	2007	168	—	29,129	19,412	—
V. Marc Droppert	2007	2,945	—	—	—	—
Harold Safferstein	2007	—	—	—	—	—
Nanci Prado	2007	—	—	—	—	—

					Living
		Automobile			Expenses	Personal	Income Tax
		Allowance/	Relocation	Tax	Equalization	Travel	Equalization
Name	Year	Reimbursement ($)(2)	Expenses ($)	Reimbursements ($)	Payments ($)	Expenses ($)	Payments ($)

Robert Taub	2007	28,460	—	—	—	18,499	—
Michael Burshtine	2007	18,096	—	8,805	4,377	—	—
Ana Stancic	2007	—	—	—	—	—	—
Nissim Mashiach	2007	27,361	—	10,727	1,418	—	—
V. Marc Droppert	2007	—	50,000	—	—	—	—
Harold Safferstein	2007	—	—	—	—	—	—
Nanci Prado	2007	—	—	—	—	—	—

(1)	Amounts reflected include disability insurance.

(2)	We determined the incremental cost of this personal benefit to be equal to the direct cost of leasing or reimbursements of leasing or finance costs and fuel, maintenance and insurance.

For 2007, the cash compensation (consisting of base salary and the annual cash bonus) of the Named Executive Officers was targeted at the 50th percentile of cash compensation paid to executives holding equivalent positions in the peer group companies. The long-term incentive compensation of the Named Executive Officers was targeted at the 75th percentile of long-term incentive compensation paid to executives holding equivalent positions in the peer group companies. The Compensation Committee believes that this position was appropriate with the Company’s financial and individual performance of each of the Named Executive Officers, and that the compensation was reasonable in its totality.

Base Salaries

Executive officer base salaries are set at the discretion of the Company Board based on recommendations of the Compensation Committee and on job responsibilities and individual contributions. Base salaries are further evaluated with reference to the base salary levels of executives in competitor companies. Base salaries for individual executive officers are evaluated against those of competitor companies in the life sciences industry by reference to the Radford Global Life Sciences Survey (formerly known as the Biotechnology Survey), or the Radford Survey. In general, we target base salaries for our executive officers, including our CEO, at the 50th percentile of base salaries paid by the Radford Survey group. In 2007, the Radford Survey consisted of 522 companies in the life sciences industry. These companies are identified on Appendix 2 to this proxy statement.

Annual Cash Incentives

Executive officer annual cash bonuses are awarded at the discretion of the Company Board following receipt of the Committee’s recommendations. Executive bonuses are based on job responsibilities and individual contribution and are further evaluated with reference to the bonus levels of executives in competitor companies. Annual cash bonus awards for individual executive officers are evaluated against those of competitor companies in the life sciences industry by reference to the Radford Survey. In general, we target annual cash bonus awards for our executive officers, including our CEO, at the 50th percentile of bonuses paid by the survey group.

We set the CEO’s bonus for 2007 performance at $138,000 (50% of his eligible bonus, which was up to 60% of his base salary), to be paid early in 2008, based on the results we and Mr. Taub achieved in 2007, in both an absolute sense and in relation to the CEO’s 2007 goals, and referring again to the measures described above in “Basis for CEO Performance Evaluation.”

In 2007, the Company, under Mr. Taub’s direction, met several of its product development and regulatory objectives. The Company received marketing approval from the FDA for Evicel, the Company’s second generation fibrin sealant, as an adjunct to vascular surgery in May 2007 and for general surgical use in January

2008. In addition, the FDA approved the Company’s Biologics License Application to market Evithrom, its thrombin stand-alone product in August 2007.

The Company also continued to increase its research and development efforts through the development of Adhexil, its adhesion prevention product, continued its investment in expanding its manufacturing capabilities through the construction of its new plant in Jerusalem and maintained favorable relations with Ethicon, Inc.

In addition, Mr. Taub devoted a significant amount of time and effort to expanding the market’s awareness of the Company and in generating liquidity in its stock.

We set the four other named executive officers’ bonuses for 2007 performance at a grand total of $134,795, to be paid early in 2008, in accordance with the Compensation Committee’s discretion in light of the results they achieved in 2007. The bonuses paid to our named executive officers in respect of 2007 are shown in the bonus column of the Summary Compensation Table on page [10].

Compensation Program Objectives

The primary goals of the Compensation Committee with respect to executive compensation are to:

•	Attract and retain talented and dedicated executives;

•	Motivate and inspire employee behavior that fosters a high-performance culture;

•	Support overall business objectives by aligning the interests of our company with those of our employees; and

•	Align executive’s incentives with stockholder value creation.

All of the Company’s compensation programs for its executive officers have as a primary purpose the attraction, motivation and retention of the highly talented individuals needed to enable Omrix to successfully implement its business plan and compete in a highly competitive marketplace. Our executive officers’ compensation currently consists of the following components:

•	Base Salary is designed to attract and retain employees over time.

•	Cash Bonus Awards are designed to focus employees on key objectives and reward annual achievements.

•	Long-Term Incentive Awards in the form of restricted stock grants and stock option grants are designed to reward achievements by executive officers, to retain executive officers and to align the interests of stockholders and executive officers in such areas as increases to our stock price over a period of years and growth in earnings per share.

•	Termination and Change in Control provisions are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where such provisions are commonly offered. They provide potential benefits to ease an employee’s transition due to an unexpected employment transition by us. These provisions are designed to encourage executive officers to remain focused on our business in the event of a rumored or actual change in control.

Grants of Plan-Based Awards During 2007

The Compensation Committee approved awards under our equity compensation plans to certain of our Named Executive Officers in 2007 as set forth below.

		All Other
		Stock	All Other
		Awards:	Option Awards:
		Number	Number of	Exercise or		Grant Date
		of Shares	Securities	Base Price	Closing	Fair Value
		of Stock	Underlying	of Option	Price on	of Award
Name	Grant Date	or Units (#)	Options (#)	Awards ($/Sh)	Grant Date ($)	($)(1)

Robert Taub	—	—	—	—	—	—
	1/16/07	5,000 (2)			35.18	56,012
Michael Burshtine	1/16/07		20,000 (3)	34.75	35.18	97,527
		8,000 (4)			36.60	56,927
Ana Stancic	10/1/07		60,000 (5)	35.67	36.60	77,695
		5,000 (6)			35.18	56,012
Nissim Mashiach	1/16/07		20,000 (7)	34.75	35.18	97,527
V. Marc Droppert	11/5/07	—	60,000 (8)	37.08	37.38	40,016
Harold Safferstein	1/16/07	—	5,000 (8)	34.75	35.18	24,382
Nanci Prado	—	—	—	—	—	—

(1)	The dollar amount shown for each Named Executive Officer is the compensation expense recognized in 2007 under FAS 123R with respect to the listed grant. We have assumed no forfeitures in our valuation for this purpose, and the assumptions used are otherwise as set forth in Note 13 — Stock Option Plans to our financial statements set forth in our Annual Report for the fiscal year ended December 31, 2007.

(2)	All of the shares of restricted stock were to vest on January 16, 2010. As none of the shares had vested upon Mr. Burshtine’s departure from the Company, they lapsed.

(3)	The stock option was to become vested and exercisable in four equal installments of 25% each on the following dates: January 16, 2008, January 16, 2009, January 16, 2010 and January 16, 2011. All of the options were to vest upon a change of control. As none of the options had vested upon Mr. Burshtine’s departure from the Company, they lapsed.

(4)	1,333 of the shares were to vest on April 1, 2008, 1,333 of the shares were to vest on October 1, 2008 and the remainder was to vest equally on October 1, 2009 and October 1, 2010. As none of the shares had vested upon Ms. Stancic’s departure from the Company, they lapsed.

(5)	The stock option was to become vested and exercisable in four equal installments of 25% each on the following dates: October 1, 2008, October 1, 2009, October 1, 2010 and October 1, 2011. All of the options were to vest upon a change of control. As none of the options had vested upon Ms. Stancic’s departure from the Company, they lapsed.

(6)	All of the shares of restricted stock are scheduled to vest on January 16, 2010 based on continued employment.

(7)	The stock option becomes vested and exercisable in four equal installments of 25% each on the following dates: January 16, 2008, January 16, 2009, January 16, 2010 and January 16, 2011 based on continued employment. All of the options shall vest upon a change of control.

(8)	The stock option becomes vested and exercisable in four equal installments of 25% each on the following dates: November 5, 2008, November 5, 2009, November 5, 2010 and November 5, 2011 based on continued employment. All of the options shall vest upon a change of control.

(9)	The stock option was to become vested and exercisable in four equal installments of 25% each on the following dates: January 16, 2008, January 16, 2009, January 16, 2010 and January 16, 2011. All of the options were to vest upon a change of control. As none of the options had vested upon Mr. Safferstein’s departure from the Company, they lapsed.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table summarizes the outstanding equity awards holdings held by our Named Executive Officers as of December 31, 2007:

									Plan
									Awards:
								Incentive	Market
							Market	Plan	or
							Value	Awards:	Payout
			Equity				of	Number of	Value of
			Incentive			Number	Shares	Unearned	Unearned
			Plan			of	or	Shares,	Shares,
			Awards:			Shares	Units	Units or	Units or
	Number of	Number of	Number of			or Units	of	Other	Other
	Securities	Securities	Securities			of Stock	Stock	Rights	Rights
	Underlying	Underlying	Underlying			That	That	That	That
	Unexercised	Unexercised	Unexercised	Option	Option	Have	Have	Have	Have
	Options (#)	Options (#)	Unearned	Exercise	Expiration	Not	Not	Not	Not
Name	Exercisable	Unexercisable	Options	Price	Date	Vested	Vested	Vested	Vested
(a)	(1)(b)	(c)	(#)(d)	($)(e)	(f)	(#)(g)	($)(h)	(#)(i)	($)(j)

Robert Taub	10,000	30,000	—	30.51	11/30/16	—	—	—	—
Michael Burshtine	109,091	— (2)	—	6.19	3/24/15	—	—	—	—
Michael Burshtine	4,546	—	—	13.75	12/30/14	—	—	—	—
Ana Stancic	—	60,000 (3)	—	35.67		—	—	—	—
Ana Stancic	—	—	—	—	10/1/17	8,000 (4)	—	—	—
Nissim Mashiach	42,728	—	—	2.75	3/1/10	—	—	—	—
Nissim Mashiach	9,091	9,091 (5)	—	21.34	12/30/14	—	—	—	—
Nissim Mashiach	—	20,000 (6)	—	34.75	1/16/17	5,000	—	—	—
Nissim Mashiach	—	—	—	—	—	5,000 (7)	—	—	—
V. Marc Droppert	—	60,000 (8)	—	37.08	11/5/2017	—	—	—	—
Harold Safferstein	—	—	—	—	—	—	—	—	—
Nanci Prado	—	27,000 (9)	—	16.33	8/28/2016	—	—	—	—

(1)	All options listed above vest at a rate of 25% per year over the first four years of the option.

(2)	The shares underlying this stock option become vested and exercisable in four equal installments of 25% each on the following dates: November 30, 2007, November 30, 2008, November 30, 2009 and November 30, 2010. As none of the options had vested upon Mr. Burshtine’s departure from the Company, they lapsed.

(3)	As none of the options had vested upon Ms. Stancic’s departure from the Company, they lapsed.

(4)	As none of the shares of restricted stock had vested upon Ms. Stancic’s departure from the Company, they lapsed.

(5)	The stock option becomes vested and exercisable in four equal installments of 25% each on the following dates: December 30, 2006, December 30, 2007, December 30, 2008 and December 30, 2009 based on continued employment.

(6)	The stock option becomes vested and exercisable in four equal installments of 25% each on the following dates: January 16, 2008, January 16, 2009, January 16, 2010 and January 16, 2011 based on continued employment.. All of the options shall vest upon a change of control.

(7)	All of the shares of restricted stock vest on January 16, 2010, based on continued employment.

(8)	The stock option becomes vested and exercisable in four equal installments of 25% each on the following dates: November 5, 2008, November 5, 2009, November 5, 2010 and November 4, 2011 based on continued employment..

(9)	The stock option becomes vested and exercisable in four equal installments of 25% each on the following dates: August 28, 2007, August 28, 2008, August 28, 2009 and August 28, 2010 based on continued employment. All of the options shall vest upon a change of control.

Nonqualified Deferred Compensation for 2007

			Aggregate	Aggregate	Aggregate
	Executive	Registrant	Earnings	Withdrawals/	Balance
	Contributions	Contributions in	in Last FY	Distributions	at Last FYE
Name	in Last FY ($)	Last FY ($)(1)	($)(1)(2)	($)	($)(3)
(a)	(b)	(c)	(d)	(e)	(f)

Robert Taub	—	—	—	—	—
Michael Burshtine	4,107	4,400	27,046	—	68,077
Ana Stancic	—	—	—	—	—
Nissim Mashiach	6,161	6,601	26,007	—	165,590
V. Marc Droppert	—	—	—	—	—
Harold Safferstein	—	—	—	—	—
Nanci Prado	—	—	—	—	—

(1)	Amounts included in columns (c) and (d) are reported as all other compensation in the Summary Compensation Table.

(2)	Includes amounts necessary to reflect exchange rate adjustments.

(3)	Amounts reflected in column (f) are not reported as compensation in the Summary Compensation Table.

Israeli law generally requires severance pay equal to one month’s salary for each year of employment upon the retirement, death or termination without cause (as defined in the Israel Severance Pay Law) of an employee. To satisfy this requirement, we make contributions on behalf of most of our Israeli employees to a fund known as Managers’ Insurance. This fund provides a combination of retirement plan, insurance and severance pay benefits to the employee, giving the employee or his or her estate payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. Each full-time employee is entitled to participate in the plan, and each employee who participates contributes an amount equal to 5% of his or her salary to the retirement plan and we contribute between 13.33% and 15.83% of his or her salary (consisting of 5% to the retirement plan, 8.33% for severance payments and up to 2.5% for insurance). The amounts reflected in the table above reflect contributions made on behalf of Messrs. Burshtine and Mashiach to the Managers’ Insurance fund.

Potential Payments Upon Termination or Change in Control as of Fiscal Year-End 2007

Employment Agreement

For purposes of calculating potential payments below, the applicable triggering event is deemed to have occurred on December 31, 2007 and the amount of bonus severance is calculated based on the amount of 2007 bonuses paid to each Named Executive Officer.

Please see the Schedule 14D-9, under “Arrangements with Current Executive Officers and Directors of the Company — Interests of Certain Persons” for the estimated value of the equity awards held by the Named Executive Officers and estimates of the severance pay that may be paid to the Named Executive Officers in connection with the merger.

Robert Taub

In connection with entering into the Merger Agreement, Mr. Taub has entered into a letter agreement with the Company and Parent which amends his employment agreement. The following information describes Mr. Taub’s employment agreement as in effect as of December 31, 2007. A description of the amendment to Mr. Taub’s employment agreement, and an estimate of payments and benefits to be paid to Mr. Taub in connection with the merger, is found in the Schedule 14D-9, under “Arrangements with Current Executive Officers and Directors of the Company — Interests of Certain Persons.”

	Involuntary
	Termination Without
	Cause or Voluntary
	Termination for	Death or	Change in
Robert Taub	Good Reason ($)	Disability ($)	Control ($)

Cash Severance(1)	1,058,000	460,000	1,058,000
Acceleration of Unvested Stock Options	536,949	—	536,949
Post-Separation Health Care Excise Tax Reimbursement	63,151	—	—

(1)	Reflects $920,000 in base severance and $138,000 in bonus severance

Termination for Cause or Without Good Reason

If Mr. Taub’s employment is terminated for cause or by him without good reason, we will have no further obligations under Mr. Taub’s employment agreement other than accrued salary and benefits.

Involuntary Termination Without Cause or Voluntary Termination for Good Reason

During the term of Mr. Taub’s employment agreement with us (see above, “Employment Agreements with Named Executive Officers”), if we terminate Mr. Taub’s employment without “cause” or Mr. Taub terminates his employment with “good reason” (each term as defined in the agreement), Mr. Taub is entitled to receive: (i) a pro rata portion of any annual bonus awarded to him for the year of termination; (ii) payments equal to his base salary for two years from the date of termination; (iii) coverage under his then-current healthcare benefits for one year from the date of termination; and (iv) vesting of his outstanding stock options and restricted stock grants, in accordance with the terms of his grant agreements.

Termination due to Death or Disability

If Mr. Taub’s disability or death occurs during the initial term of his employment agreement, we will continue to pay Mr. Taub’s salary through the third anniversary of our initial public offering or for one year, whichever is longer, plus an amount to cover the cost of relocation of Mr. Taub’s family to Belgium. In the event that Mr. Taub’s disability or death occurs after renewal of the term of his employment agreement, we will pay a pro rata portion of any annual bonus awarded to Mr. Taub in respect of the year in which his death occurred (plus, in the event of his disability during this period, continuation of Mr. Taub’s base salary for one year), and an amount to cover the cost of relocation of Mr. Taub’s family to Belgium. For purposes of the calculation above, termination was deemed to have occurred on December 31, 2007 and thus during the initial term of Mr. Taub’s employment agreement.

Termination upon Change of Control

The payments and benefits described above under the heading “Involuntary Termination Without Cause or Voluntary Termination for Good Reason” also apply if Mr. Taub resigns within one year following a change in control either as a result of the material reduction of his duties and responsibilities for at least one month, or if he is required to relocate the focus of his duties to a location other than New York City or Brussels, Belgium, provided that Mr. Taub provides us with at least one month’s prior written notice. If any payments or benefits to be provided to Mr. Taub in connection with a change in control, whether pursuant to his employment agreement or otherwise, are subject to the excise tax imposed under Section 4999 of the United States Internal Revenue Code, Mr. Taub is entitled an additional “gross-up” payment, so that the net amount retained by Mr. Taub is equal to such payments and benefits.

Nissim Mashiach

In connection with entering into the Merger Agreement, Mr. Mashiach has entered into a letter agreement with the Company and Parent which amends his employment agreement. The following information describes Mr. Mashiach’s employment agreement as in effect as of December 31, 2007. A description of the amendment to Mr. Mashiach’s employment agreement and an estimate of payments and benefits to be paid to Mr. Mashiach in connection with the merger, is found in the Schedule 14D-9, under “Arrangements with Current Executive Officers and Directors of the Company — Interests of Certain Persons.”

	Involuntary
	Termination Without
	Cause or Voluntary
	Termination for	Change in
Nissim Mashiach	Good Reason ($)	Control ($)

Cash Severance(1)	320,454	320,454
Acceleration of Unvested Stock Options	—	310,466

(1)	Reflects $233,034 in base severance and $87,420 in bonus severance

Termination for Cause or Without Reason

In the event that Mr. Mashiach’s employment is terminated by the Company for “cause” (as defined in the agreement) or by Mr. Mashiach for any reason, he is entitled to receive: (i) his base salary through the date of termination and (ii) a pro rata portion of any annual bonus awarded to him for the year of termination.

Involuntary Termination Without Cause

During the term of Mr. Mashiach’s employment agreement with us (see above “Employment Agreements with Named Executive Officers”), if we terminate his employment without “cause” (as defined in the agreement), Mr. Mashiach is entitled to receive: (i) a pro rata portion of any annual bonus awarded to him for the year of termination, (ii) payments equal to his base salary for twelve months following the date of termination and (iii) a one time lump sum payment of up to a net maximum amount of $75,000 as reimbursement for actual relocation expenses incurred in connection with his relocation from New York to Israel.

Termination due to Death or Disability

If Mr. Mashiach’s employment is terminated because of death or his inability to perform his duties and responsibilities due to a physical or mental disability for more than six (6) months during any twelve (12) month period, Mr. Mashiach shall be entitled to receive (i) his base salary through the date of termination, (ii) a pro rata portion of any annual bonus awarded to him for the year of termination, and (iii) any death or disability policy or plan benefits as may be in effect.

Termination upon Change of Control

In the event that Mr. Mashiach’s employment is terminated without “cause” upon a change of control, he would be entitled to receive: (i) a pro rata portion of his annual bonus as described above, (ii) a lump sum payment equal to his base salary for twelve months following the date of termination, (iii) vesting of all his then outstanding stock options and restricted stock shall be immediately accelerated and (iv) a lump sum payment of up to a net maximum amount of $75,000 as reimbursement for actual relocation expenses incurred in connection with his relocation from New York to Israel.

V.	Marc Droppert

	Involuntary
	Termination Without
	Cause or Voluntary
	Termination for	Change in
V. Marc Droppert	Good Reason ($)	Control ($)

Cash Severance(1)	399,000	315,000
Acceleration of Unvested Stock Options	—	1,003,262

(1)	Reflects $315,000 in base severance and $84,000 in bonus severance (reflects 2007 bonus annualized for the full year)

Termination for Cause or Without Good Reason

In the event that Mr. Droppert’s employment is terminated by the Company for “cause” or by Mr. Droppert for any reason other than “good reason” (each term as defined in the agreement), he is entitled to receive: (i) his base salary through the date of termination and (ii) a pro rata portion of any annual bonus awarded to him for the year of termination.

Involuntary Termination Without Cause or Voluntary Termination for Good Reason

During the term of Mr. Droppert’s employment agreement with us (see above “Employment Agreements with Named Executive Officers”), if we terminate Mr. Droppert’s employment without “cause” or Mr. Droppert terminates his employment for “good reason” (each term as defined in the agreement), Mr. Droppert is entitled to receive: (i) a pro rata portion of any annual bonus awarded to him for the year of termination and (ii) payments equal to his base salary for twelve months following the date of termination.

Termination due to Death or Disability

If Mr. Droppert’s employment is terminated because of death or his inability to perform his duties and responsibilities due to a physical or mental disability for more than six months during any 12 month period, Mr. Droppert shall be entitled to receive (i) his base salary through the date of termination, (ii) a pro rata portion of any annual bonus awarded to him for the year of termination, and (iii) any death or disability policy or plan benefits as may be in effect.

Termination upon Change of Control

In the event that Mr. Droppert’s employment is terminated without “cause” upon a change of control, he would be entitled to receive (i) a pro rata portion of his annual bonus as described above, (ii) a lump sum payment equal to his base salary for twelve months following the date of termination and (iii) vesting of all his then outstanding stock options and restricted stock shall be immediately accelerated.

Nanci Prado

	Involuntary
	Termination Without
	Cause or Voluntary
	Termination for	Change in
Nanci Prado	Good Reason ($)	Control ($)

Cash Severance(1)	81,375	110,000
Acceleration of Unvested Stock Options	—	249,758

(1)	Reflects $55,000 in base severance and $26,375 in bonus severance

Termination for Cause or Without Good Reason

In the event that Ms. Prado’s employment is terminated by the Company for “cause” or by Ms. Prado for any reason other than “good reason” (each term as defined in the agreement), she is entitled to receive: (i) her base salary through the date of termination and (ii) a pro rata portion of any annual bonus awarded to her for the year of termination.

Involuntary Termination Without Cause or Voluntary Termination for Good Reason

During the term of Ms. Prado’s employment agreement with us (see above “Employment Agreements with Named Executive Officers”), if we terminate Ms. Prado’s employment without “cause” or Ms. Prado terminates her employment for “good reason” (each term as defined in the agreement), Ms. Prado is entitled to receive: (i) a pro rata portion of any annual bonus awarded to her for the year of termination and (ii) payments equal to her base salary for three months following the date of termination.

Termination due to Death or Disability

If Ms. Prado’s employment is terminated because of death or her inability to perform her duties and responsibilities due to a physical or mental disability for more than six (6) months during any twelve (12) month period, Ms. Prado shall be entitled to receive (i) her base salary through the date of termination, (ii) a pro rata portion of any annual bonus awarded to her for the year of termination, and (iii) any death or disability policy or plan benefits as may be in effect.

Termination upon Change of Control

In the event that Ms. Prado’s employment is terminated without “cause” or if Ms. Prado terminates her employment with “good reason” upon a change of control, she would be entitled to receive: (a) a pro rata annual bonus as described above, (b) payments equal to her base salary for six months following the date of termination and (c) accelerated vesting of her then outstanding stock options.

Director Compensation for 2007

Members of the Company Board who receive compensation as officers or employees of our company do not receive any compensation for serving on the Company Board or any committee of the Company Board. Our current Chairman of the Company Board, Fredric D. Price, did not receive compensation for serving on any committee of the Company Board. Other members of the Company Board receive the following director’s compensation:

•	an annual retainer of $30,000;

•	an additional retainer of $7,500 per year to each member of our audit committee who is not the chair of the committee;

•	an additional retainer of $7,500 to each member of our compensation committee who is not the chair of such committee;

•	an additional retainer of $5,000 to each member of our governance and nominating committee who is not the chair of the committee;

•	an additional retainer of $15,000 per year to the chair of our audit committee;

•	an additional retainer of $15,000 per year to the chairman of our compensation committee;

•	an additional retainer of $10,000 per year to the chair of our governance and nominating committee (provided, that so long as Mr. Price was chair of our governance and nominating committee and Chairman of the Board, he did not receive such retainer);

•	an additional retainer of $10,000 per year to the chair of our science committee; and

•	equity compensation.

All members of the Company Board are reimbursed for reasonable travel and lodging expenses in connection with attending Board and committee meetings. Each current and any newly appointed non-employee director is granted stock options to purchase 20,000 shares of common stock and 2,000 shares of restricted stock for his or her service on the Company Board.

Changes to Director Compensation During 2008

On July 23, 2008, the Company Board approved the following compensation to members of the Special Committee: The Chair of the Special Committee was to receive $50,000 and the other members were to receive $25,000 for the period commencing June 13, 2008 and ending December 13, 2008.

On September 4, 2008, the Company Board approved the following changes to the compensation and equity grants made to its members: (a) The annual retainer paid to each non-employee director (other than the Chairman of the Board) was increased from $30,000 to $40,000 (retroactive to May 15, 2008, the date of the

Company’s 2008 Annual Meeting) and each current director (other than the Chairman of the Board) was granted an option to purchase 10,000 Shares and 3,000 restricted Shares; and (b) the annual retainer paid to the Chairman of the Board was increased from $100,000 to $110,000 (retroactive to May 15, 2008, the date of the Company’s 2008 Annual Meeting) and he was granted an option to purchase 15,000 Shares and 3,000 restricted Shares.

Director Long-term Incentive Equity Grants

Stock Option Grants.  Long-term incentive awards in the form of stock option grants are made to the executive officers at the discretion of the Company Board following the recommendations of the Committee. Stock option grants are based on job responsibilities and individual contribution to our financial performance and are further evaluated with reference to the stock option levels of executives in competitor companies, as measured by the Radford Survey group. In general, we target stock option grants for our executive officers, including our CEO, at the 75th percentile of stock option grants awarded by the survey group. Because a financial gain from stock options is only possible after the price of Omrix common stock has increased, we believe grants encourage executives and other employees to focus on behaviors and initiatives that should lead to a sustained increase in the price of Omrix common stock, thereby aligning the interests of executives with those of all Omrix stockholders.

Grants were made in 2007 to the named executive officers, other than the CEO, as shown in the Grants of Plan-Based Awards Table on page [13].

Grant Practices.  Stock options provide potential financial gain to executive officers from the potential appreciation in stock price from the date the option is granted until the date that the option is exercised. In accordance with the terms of Omrix’ equity incentive plan, the exercise price may not be less than the fair market value of a share of Omrix common stock on the date of grant. The exercise price of stock option grants has been set at fair market value, defined as the mean between the highest and lowest reported sales price per share of our common stock on the national securities exchange on which our stock is principally traded, for the last preceding date on which there was a sale of such stock on the exchange. This policy regarding fair market value pricing takes into account the fact that the Company Board and/or Compensation Committee meetings, at which stock option grants are approved, may occur in Europe or Israel (or by telephone conference with directors calling in from various parts of the world), so that a Thursday Board meeting in Israel, for example, may be Wednesday in the United States.

We have not granted stock options at a discount to fair market value or reduced the exercise price of outstanding stock options except in the case of adjustments to reflect a stock split or other similar event. We have not granted stock options with a so-called “reload” feature, nor do we loan funds to employees to enable them to exercise stock options. In addition, we do not plan to coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. Omrix’ options are granted at fair market value under the method described above on a fixed date or event (such as an employee’s hire date or our January meeting of the Company Board and or Compensation Committee). All grants to executive officers require the approval of the Compensation Committee. Our general policy is to grant options only on the annual grant date or as soon as practical upon a new employee’s employment or promotion date, although there may be special circumstances when grants will be made on other dates.

Stock options are exercisable in equal installments on the first, second, third and fourth anniversaries of the date of grant and expire ten years from the grant date.

Director Compensation for Fiscal Year 2007

The following table shows the compensation that each non-employee director earned for their service in 2007:

					Change in
					Pension
				Non-Equity	Value and
	Fees			Incentive	Nonqualified
	Earned	Stock	Option	Plan	Deferred	All Other
	or Paid	Awards	Awards	Compensation	Compensation	Compensation
Name	in Cash ($)	($)(1)(2)	($)(1)(2)	($)	Earnings	($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Fredric D. Price	120,000	19,626	75,952	—	—	—	215,578
Larry Ellberger	52,500	19,626	76,520	—	—	—	148,646
Bernard Horowitz, Ph.D.	47,500	19,626	94,048	—	—	—	161,174
Kevin Rakin	57,500	19,626	108,362	—	—	—	185,488
Philippe Romagnoli	30,000	19,626	108,362	—	—	51,040(3)	209,028
Steven St. Peter, M.D.	35,000	19,626	75,952	—	—	—	130,578

(1)	The dollar amount shown for each director is the value attributable to 2007 for all stock options held by the director, calculated under FAS 123R, except that we have assumed no forfeitures in our valuation. Each of our directors was granted options to purchase 20,000 shares of our common stock and 2,000 shares of restricted stock on May 31, 2007. The shares of restricted stock vest on May 31, 2009. The shares underlying each of the stock options become vested and exercisable in four equal installments of 25% on the following dates: May 31, 2008, May 31, 2009, May 31, 2010 and May 31, 2011.

(2)	The number of stock options and stock awards outstanding as of December 31, 2007 are as follows:

		Restricted Shares
		and Restricted
Director	Options	Stock Units

Fredric D. Price	91,091	2,000
Larry Ellberger	31,000	2,000
Bernard Horowitz, Ph.D.	36,442	2,000
Kevin Rakin	31,000	2,000
Philippe Romagnoli	67,364	2,000
Steven St. Peter, M.D.	28,250	2,000

(3)	Represents payments made to Bemsol S.A. for consulting services provided to us. Mr. Romagnoli is the principal stockholder of Bemsol S.A.

TAX DEDUCTIBILITY OF PAY

Section 162(m) of the Tax Code places a limit of $1 million on the amount of compensation that the Company may deduct for Federal income tax purposes in any one year with respect to each of its five most highly paid executives. Compensation above $1 million may be deducted if it is “performance-based compensation” meeting certain requirements under the Tax Code. Annual cash incentive compensation and stock option awards generally are performance-based compensation meeting those requirements and, as such are fully deductible. Restricted stock and restricted stock units are not considered performance based under Section 162(m) of the Tax Code and, as such, are generally not deductible by the Company. All other annual incentives and long-term incentive amounts will be deductible when paid to the executive officers. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible. Compensation paid in the 2006 taxable year subject to the deduction limit did not exceed $1 million for any one Named Executive Officer. The Company Board continues to evaluate the effects of the statute and will comply with Code section 162(m) in the future to the extent consistent with the best interests of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information known to us with respect to the beneficial ownership of the Shares as of November 24, 2008 by:

•	each person who owns of record or who is known by us to “beneficially own” more than 5% of the Shares;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options held by that person are deemed outstanding and are included in the number of shares beneficially owned, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Percentage of beneficial ownership is based on 17,130,332 shares of our common stock outstanding as of November 24, 2008.

The address for those individuals for which an address is not otherwise indicated is: c/o Omrix Biopharmaceuticals, Inc., 1120 Avenue of Americas, Fourth Floor, New York, New York 10036.

	Beneficial Ownership(1)
Name and Address of Beneficial Owners	Number of Shares	Percent of Total

5% Stockholders
Adage Capital Partners, L.P.(2)
200 Clarendon Street, 52nd Floor
Boston, Massachusetts 02116	1,173,287	6.8%
Oberweis Asset Management, Inc.(3)
3333 Warrenville Road, Suite 500
Lisle, Illinois 60532	1,172,610	6.8%
FMR LLC
82 Devonshire Street
Boston, MA 02109	1,770,000	10.3%
Robert Taub(4)	2,857,103	16.7%
Nissim Mashiach(5)	86,319	*
V. Marc Droppert(6)	19,000	*
Nanci Prado(7)	9,000	*
Larry Ellenberger(8)	15,500	*
Bernard Horowitz(9)	19,964	*
Pamela McNamara(10)	—	*
Kevin Rakin(11)	13,750	*
Philippe Romagnoli(12)	161,741	*
Steven St. Peter(13)	9,000	*
All directors and executive officers as a group (14)	3,191,377	18.3%

*	Represents beneficial ownership of less than 1%.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Omrix believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)	Consists of Shares owned directly by Adage Capital Partners, L.P. with respect to which Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C. share voting and dispositive power. Adage Capital Partners GP, L.L.C. is the general partner of Adage Capital Partners, L.P. and Adage Capital Partners GP, L.L.C., as managing member of Adage Capital Partners GP, L.L.C., directs Adage Capital Partners GP, L.L.C.’s operations. Robert Atchinson and Phillip Gross, as managing members of Adage Capital Partners, L.P., have shared power to vote the common stock owned by Adage Capital Partners, L.P.

(3)	Includes Shares held by The Oberweis Funds. James D. Oberweis and James W. Oberweis are the principal stockholders of Oberweis Asset Management, Inc.

(4)	Includes 1,290,263 Shares held by TINV SA and MINV SA. Mr. Taub is the majority stockholder of these companies. Mr. Taub is the beneficial owner of these 1,290,263 Shares and has sole voting power and sole dispositive power over these Shares. Includes 20,000 shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 40,000 restricted Shares.

(5)	Includes 56,370 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 32,500 restricted Shares.

(6)	Includes 15,000 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008.

(7)	Includes 9,000 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008.

(8)	Includes 10,500 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 5,000 restricted Shares.

(9)	Includes 10,487 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 4,000 restricted Shares.

(10)	Includes 2,000 restricted Shares.

(11)	Includes 7,750 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 4,000 restricted Shares.

(12)	Includes 44,114 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 4,000 restricted Shares.

(13)	Includes 7,750 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 4,000 restricted Shares.

(14)	Includes 180,971 Shares issuable pursuant to options exercisable within 60 days of November 24, 2008 and 95,500 restricted Shares.

TRANSACTIONS WITH RELATED PERSONS

Until January 2007, when Philippe Romagnoli, our former Vice President and Secretary, became a director, we compensated him through Bemsol S.A., of which Philippe Romagnoli is the principal stockholder.

Pursuant to our Audit Committee Charter, the Audit Committee is responsible for reviewing and approving or disapproving of proposed related party transactions or courses of dealings with respect to which executive officers or directors or members of their immediate families have an interest. In reviewing and approving any related party transaction or any material amendment thereto, the Audit Committee shall satisfy itself that it has been fully informed as to the related party’s relationship and interest and as to the material facts of the proposed related party transaction or material amendment, and shall determine that the related party transaction or material amendment thereto is fair to the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our Executive officers, directors and any person holding 10% or more of our common stock are required to report their ownership of our Common Stock and any changes in that ownership to the SEC.

Based solely on a review of copies of reports furnished to us, or written representations that no reports were required, we believe that during 2007 our executive officers and directors complied with all filing requirements except that Mr. Droppert did not timely file a Form 3 and Form 4.

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except to the extent we specifically incorporate this Report by reference therein.

The Audit Committee’s responsibilities are set forth in the Audit Committee Charter, which is available on our website at www.omrix.com by first clicking on “Investor Relations” and then “Corporate Governance”. The Audit Committee oversees our financial reporting process on behalf of the Company Board. Our management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls.

As part of its oversight of our financial statements, the Audit Committee reviews and discusses with both management and Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, all annual and quarterly financial statements prior to their issuance. During fiscal 2007, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with U.S. generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and judgments, as well as the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees). In addition, the Audit Committee has discussed with Ernst & Young LLP its independence from management and our company, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and considered the compatibility of non-audit services with the auditors’ independence.

The Audit Committee held eight meetings in 2007. The Audit Committee’s meetings include, whenever appropriate, executive sessions with Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, without the presence of our management, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality and objectivity of our financial reporting.

In reliance on the reviews and discussions noted above, the Audit Committee recommended to the Company Board (and the Company Board approved) that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

THE AUDIT COMMITTEE

Kevin Rakin, Chairman
Larry Ellberger
Fredric Price